Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-256322

August 30, 2021

AMTD Digital Inc.

AMTD Digital Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may obtain these documents and other documents that the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter, or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting AMTD Global Markets Limited, at 23/F Nexxus Building, 41 Connaught Road Central, Hong Kong, Attention: ECM Department, by calling +852 3163-3288, or via email: ibd.project.genesis3@amtdglobalmarkets.com, Loop Capital Markets LLC, at 111 West Jackson Boulevard, Suite 1901, Chicago, IL 60604, U.S.A., Attention: ECM Department, by calling +1 (312) 913-4900, or via email: LoopECM@loopcapital.com, Maxim Group LLC, at 300 Park Avenue, 16th Floor, New York, NY 10022, U.S.A., Attention: Clifford A. Teller, by calling +1 (212) 895-3745, or via email: ecitarrella@maximgrp.com, or Livermore Holdings Limited, at Unit 1214A, 12/F, Tower II Cheung Sha Wan Plaza, 833 Cheung Sha Wan Road, Kowloon, Hong Kong, Attention: ECM Department, by calling +852 3704-9511, or via email: project@livermore.com.hk. You may also access the Company’s most recent prospectus dated August 30, 2021, which was included in Amendment No. 5 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on August 30, 2021, or Amendment No.  5, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/0001809691/000119312521260412/d943653df1a.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 5. A substantial part of the changes in Amendment No. 5 reflects the inclusion of the Company’s consolidated financial results for the fiscal year ended April 30, 2021. All references to page numbers are to page numbers in Amendment No. 5.

(1) Insert a new paragraph on the front cover of the prospectus to read as follows:

We face various legal and operational risks and uncertainties relating to our operations. We may be subject to complex and evolving PRC laws, regulations, and policies applicable to us. For example, we may face risks relating to the lack of PCAOB inspection on our auditor, which may cause us to be delisted from a U.S. stock exchange in the future. These risks, together with uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws, regulations, and policies, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless.

(2) Amend the sixth sentence of the bulleted paragraph under the in-line heading of “Digital Media, Content, and Marketing.” on page 3, page 78 and page 136, and the fifth sentence of the last paragraph under the heading of “Digital Media, Content, and Marketing” on page 152 to read as follows:

We also strategically acquired DigFin, which is not a significant subsidiary of ours, in July 2021, a journalism brand and a content agency established by Jamie DiBiasio, an award-winning financial journalist and author, whose stories analyze business models in digital finance, FinTech, and digital assets.

(3) Amend the last paragraph under the heading of “Overview” on page 4, page 79 and page 137 to read as follows:

We generate revenue primarily from fees and commissions from our digital financial services business and SpiderNet ecosystem solutions business during the fiscal years ended April 30, 2019, 2020, and 2021. We have achieved tremendous growth since the launch of our SpiderNet ecosystem solutions business in December 2017 as a result of the continued expansion and monetization of AMTD SpiderNet ecosystem. Our revenue increased significantly from HK$14.6 million for the fiscal year ended April 30, 2019 to HK$167.5 million for the fiscal year ended April 30, 2020, and to HK$195.8 million (US$25.2 million) for the fiscal year ended April 30, 2021. Our net profit increased significantly from HK$21.5 million for the fiscal year ended April 30, 2019 to HK$158.3 million for the fiscal year ended April 30, 2020, and to HK$171.6 million (US$ 22.1 million) for the fiscal year ended April 30, 2021. We continue to deepen and monetize our relationship with clients by cross-selling solutions that fill their unique needs.

(4) Replace the corporate structure diagram and its accompanying footnote appearing on page 7 and page 67 with the diagram and footnote as follows:

Note:

(1)

As of the date of this prospectus, AMTD Digital Holdings Pte. Ltd. holds 100% issued share capital of Singa Digital Pte. Ltd. Subject to certain regulatory approval, the execution of shareholders’ agreement and capital injection by all consortium partners, AMTD Digital Holdings Pte. Ltd.’s shareholding will become 35.2%.

(5) Insert a new bulleted paragraph under the heading of “Risks Relating to Our Business and Industry” to be the third last bulleted paragraph on page 8 to read as follows:

•

We may be subject to a variety of laws and other obligations, including those regarding cybersecurity and data protection, and failure to comply with any of them may result in proceedings against us by government authorities or others and harm our public image and reputation, which could materially and adversely affect our business, financial condition, and results of operations.

(6) Amend the second last bulleted paragraph on page 8 to read as follows:

•

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. The work of our auditor as it relates to the China operations of itself and of any registrant that it serves is currently not inspected by the PCAOB.

(7) Insert a new bulleted paragraph under the heading of “Risks Relating to Our Business and Industry” to be the last bulleted paragraph on page 8 to read as follows:

•

The PRC government has significant authority to regulate or intervene in the China operations of an offshore holding company at any time. A substantial extension of the PRC government’s oversight over our business operations or overseas listings may hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage.

(8) Insert a new bulleted paragraph on page 9 to be the first bulleted paragraph to read as follows:

•

Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and quickly evolving regulations and rules, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.

(9) Amend the last paragraph on page 11 to read as follows:

Our reporting currency is Hong Kong dollars as most of our revenue is denominated in Hong Kong dollars. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were made at a rate of HK$7.7664 to US$1.00, the noon buying rate in effect as of April 30, 2021. On August 20, 2021, the noon buying rate for Hong Kong dollars was HK$7.7897 to US$1.00.

(10) The section entitled “Summary Consolidated Financial Data” starting on page 14 is amended and replaced in its entirety to read as set forth on Exhibit A below.

(11) Amend the first paragraph of the risk factor under the heading of “We have a limited operating history and experience in our SpiderNet ecosystem solutions business, which makes it difficult to evaluate our business. We cannot assure you that the market for our services will develop as we expect or that we will be able to maintain the growth rate that we have experienced to date.” on page 18 to read as follows:

We commenced operations of our SpiderNet ecosystem solutions business in December 2017, primarily providing clients with exclusive paid membership access to the AMTD SpiderNet. Since then we have achieved rapid growth in terms of client base and revenue. For the fiscal years ended April 30, 2019, 2020, and 2021, our SpiderNet ecosystem solutions business accounted for 40.4%, 94.1%, and 94.0% of our total revenue, respectively. However, our limited operating history in our SpiderNet ecosystem solutions business may not be indicative of our future growth or financial results. There is no assurance that we will be able to maintain our historical growth rates in future periods. Our growth prospects should be considered in light of the risks and uncertainties that fast-growing companies with a limited operating history and experience in our industry may encounter, including, among others, risks and uncertainties regarding our ability to:

(12) Amend the first sentence of the third paragraph of the risk factor under the heading of “We face additional risks as we offer new products and services, transact with a broader array of clients and counterparties, and expose ourselves to new geographical markets.” on page 19 to read as follows:

We completed the acquisition of PolicyPal in August 2020 and expect to complete the acquisition of CapBridge in the early part of 2022, subject to final negotiation of terms of the transaction, as well as MAS approval.

(13) Insert a new risk factor under the heading of “We may be subject to a variety of laws and other obligations, including those regarding cybersecurity and data protection, and failure to comply with any of them may result in proceedings against us by government authorities or others and harm our public image and reputation, which could materially and adversely affect our business, financial condition, and results of operations.” on page 22 to read as follows:

We may be subject to a variety of laws and other obligations covering extensive areas, including those relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws apply not only to third-party transactions, but also to transfers of information within our organization. These laws continue to develop, and the governments in places where we operate may adopt other rules and restrictions that may be applicable to us in the future. Noncompliance could result in penalties or other significant legal liabilities.

On July 10, 2021, the CAC publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments) aiming to, upon its enactment, replace the existing Measures for Cybersecurity Censorship. The draft measures extend the scope of cybersecurity review to data processing operators engaging in data processing activities that affect or may affect national security, including overseas listings. Currently, the period for public comment on the draft measures has ended, and the draft measures’ implementation provisions and anticipated adoption or effective date remain substantially uncertain. If the enacted version of the draft measures mandates clearance of cybersecurity review and other specific actions to be completed by companies operating in Hong Kong like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. Although we have not engaged in any material operations in China, we face uncertainty as to whether we would be subject to cybersecurity review in the future. Cybersecurity review could result in disruption in our operations, negative publicity with respect to our company, and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to government sanctions. Therefore, potential cybersecurity review, if applicable to us, could materially and adversely affect our business, financial condition, and results of operations.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and will take effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, if they are deemed to be applicable to companies operating in Hong Kong like us, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

(14) Transpose the risk factor under the heading of “Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections. The work of our auditor as it relates to the China operations of itself and of any registrant that it serves is currently not inspected by the PCAOB.” onto page 23 and amend such risk factor to read as follows:

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC must prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in Greater China, with operations in and who performs audit operations of registrants in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, the work of our auditor as it relates to those operations is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the United States Senate passed a bill which, if passed by the United States House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of the ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in the ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in the audit procedures of our auditor and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in China or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

(15) Insert a new risk factor under the heading of “The PRC government has significant authority to regulate or intervene in the China operations of an offshore holding company at any time . A substantial extension of the PRC government’s oversight over our business operations or overseas listings may hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless.” on page 24 to read as follows:

Our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government has significant authority to regulate or intervene in the China operations of an offshore holding company at any time, which, if extended to companies operating in Hong Kong like us, could result in a material adverse change to our operations and the value of the ADSs. The PRC government has recently indicated an intent to exert more oversight over overseas listings and foreign investment in China-based issuers. We cannot assure you that the oversight will not be extended to companies operating in Hong Kong like us and any such action may hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless. See also “—We may be subject to a variety of laws and other obligations, including those regarding cybersecurity and data protection, and failure to comply with any of them may result in proceedings against us by government authorities or others and harm our public image and reputation, which could materially and adversely affect our business, financial condition, and results of operations.”

(16) Insert a new risk factor under the heading of “Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and quickly evolving regulations and rules, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.” on page 25 to read as follows:

We may be affected directly or indirectly by PRC laws and regulations. The legal system in China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The legal system in China evolves rapidly, and laws, regulations, and legal requirements are constantly changing and may change with little advance notice and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to you and us. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to new economies, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our potential violation of these policies and rules. In addition, any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

New laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our businesses. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines governing new economy companies with respect to a wide range of issues, such as intellectual property, unfair competition and antitrust, privacy and data protection, and other matters. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, results of operations, and the value of the ADSs.

(17) Amend the first sentence of the risk factor under the heading of “A significant portion of our income is contributed by a limited number of clients. If we cannot retain these clients for any reason or expand our client base, our income may decrease and our financial condition and results of operations may be materially and adversely affected.” on page 27 to read as follows:

For the fiscal years ended April 30, 2019, 2020, and 2021, the top five clients in terms of overall income contribution aggregately accounted for 56.6%, 78.0%, and 41.5 % of our total revenue, respectively.

(18) Amend the first paragraph of the risk factor under the heading of “Our results of operations may be materially affected by fluctuations in the fair value of our equity investments in our investee companies.” on page 30 to read as follows:

We have made equity investments in private companies and recognize changes in fair value on financial assets measured at FVTPL on our consolidated statement of profit or loss. For the fiscal years ended April 30, 2019, 2020, and 2021, changes in fair value on financial assets measured at FVTPL from our digital investments business and digital media, content, and marketing business accounted for 89.7%, 27.5%, and 41.0 % of our profit for the year, respectively. Fair value of our equity investments is subject to market fluctuations due to changes in the market prices of securities, interest rates, or other market factors, such as liquidity. While we may seek to hedge the market risk for some of these investments, an effective hedge may not be available, and if available, may not be fully effective. We measure their fair value based on an assessment of each underlying security, considering rounds of financing, third-party transactions, and market-based information, including comparable company transactions, trading multiples, and changes in market outlook.

(19) Amend the risk factor under the heading of “We have identified a material weakness in our internal control over financial reporting, and if we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.” on page 38 and page 39 to read as follows:

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for the years ended April 30, 2019, 2020 and 2021, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting as well as other control deficiencies as of April 30, 2019, 2020 and 2021, in accordance with the standards established by the U.S. Public Company Accounting Oversight Board. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified is relating to lack of internal audit function to monitor, evaluate and communicate internal control deficiencies. We plan to implement a number of measures to address the material weakness that has been identified. For a discussion of these measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” We cannot assure you, however, that these measures may fully address the material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending April 30, 2023. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain adequate system of internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

(20) Amend the first paragraph of the risk factor under the heading of “Any failure to protect our intellectual property could harm our business and competitive position.” on page 39 to read as follows:

We maintain a number of registered domain names. As of the date of this prospectus, we had one trademark registered in Hong Kong an two trademarks registered in Singapore. We may in the future acquire new intellectual property such as trademarks, copyrights, domain names, and know-how. We will rely on a combination of intellectual property laws and contractual arrangements to protect our intellectual property rights. It is possible that third parties may copy or otherwise obtain and use our trademarks without authorization or otherwise infringe on our rights. We may not be able to successfully pursue claims for infringement that interfere with our ability to use our trademarks, website, or other relevant intellectual property or have adverse impact on our brand. We cannot assure you that any of our intellectual property rights would not be challenged, invalidated, or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages.

(21) Amend the risk factor under the heading of “Our agreements with our Controlling Shareholder or any of its controlling shareholders may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition agreement with our Controlling Shareholder limits the scope of business that we are allowed to conduct.” on page 42 to read as follows:

In May 2021, we entered into a series of agreements with our Controlling Shareholder and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement that we entered into with our Controlling Shareholder, we agree during the non-competition period (which will end on the later of (1) two years after the first date when our Controlling Shareholder ceases to own in aggregate at least 20% of the voting power of our then outstanding securities and (2) the fifth anniversary of the completion of this offering) not to compete with our Controlling Shareholder in the businesses then conducted by our Controlling Shareholder, except that we may own non-controlling equity interest in any company competing with our Controlling Shareholder. Such contractual limitations significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects should the growth of our businesses slow down. In addition, pursuant to our master transaction agreement that we entered into with our Controlling Shareholder, we agree to indemnify our Controlling Shareholder for liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our restructuring. The allocation of assets and liabilities between our Controlling Shareholder and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as our Controlling Shareholder continues to control us, we may not be able to bring a legal claim against our Controlling Shareholder or its controlling shareholders in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other intercompany agreements we may enter into from time to time.

(22) Amend the risk factor under the heading of “Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.” on page 48 to read as follows:

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their ordinary shares on a per ADS or per share basis. As a result, you will experience immediate and substantial dilution of approximately US$4.97 per ADS or US$12.42 per share (assuming no exercise of outstanding options to acquire ordinary shares), representing the difference between (i) our as adjusted net tangible book value per ADS of US$2.53 as of April 30, 2021 after giving effect to this offering, and (ii) the assumed initial public offering price per share of US$7.50 per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus). In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. Substantially all of the ordinary shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ADS or per share basis that is less than the initial public offering price per ADS in this offering. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

(23) Amend the risk factor under the heading of “We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.” on page 53 to read as follows:

As of April 30, 2021, we had HK$416.4 million (US$53.6 million) in cash and cash equivalents. We expect our cash and cash equivalents immediately after the completion of this offering to be HK$1,258.9 million (US$162.1 million), based upon an assumed initial public offering price of US$7.50 per ADS, which is the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus. We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

(24) The section entitled “Capitalization” on page 59 is amended in its entirety to read as set forth on Exhibit B below.

(25) The section entitled “Dilution” starting on page 60 is amended in its entirety to read as set forth on Exhibit C below.

(26) Amend the fifth paragraph under the heading of “Digital Financial Services” on page 68 to read as follows:

Also in June 2020, we entered into a binding term sheet pursuant to which we expect to acquire 55% of CapBridge Financial Pte. Ltd.’s equity interest. We expect to complete the proposed acquisition in the early part of 2022. The completion of our proposed acquisition of CapBridge is subject to a number of conditions, including negotiation of terms of the transaction, MAS approval, and satisfaction of our closing obligations.

(27) Amend the first paragraph under the heading of on page 69 to read as follows:

The following table sets forth the name change history and licenses held by our company and subsidiaries (the proposed acquisition of CapBridge is subject to negotiation of terms of the transactions, MAS approval, and satisfaction of our closing conditions).

(28) Amend the first paragraph under the heading of “Our Relationship with the Controlling Shareholder and Other Group Companies” on page 73 to read as follows:

AMTD Digital is the core of the AMTD SpiderNet, and hence, we have created a shareholding structure where the interest of all AMTD Group companies’ interests are aligned with those of AMTD Digital, ensuring seamless cooperation between the group companies and that maximum synergies will be achieved. As of the date of this prospectus, AMTD Digital Inc. is effectively 72.2%-owned by our Controlling Shareholder and its subsidiaries in aggregate, with our Controlling Shareholder owning 29.4%, AMTD International owning 10.4%, AMTD Education Group, or AMTD Education, owning 16.2%, and AMTD Assets owning 16.2% of our equity interests.

(29) Amend the first paragraph under the heading of “Our ability to expand into new markets and offer new products and services” on page 80 to read as follows:

Digital financial services business is a highly regulated industry, and digital financial licenses are generally regulated separately across different product types and different regions. In order to provide one-stop crossregional digital financial services that meet the evolving needs of clients, it is important for us to obtain licenses from multiple regulatory regimes. We expanded our digital financial services operations in 2020 with the acquisition of PolicyPal, and plan to continue to expand through the proposed acquisition of CapBridge (currently subject to negotiation of terms of the transaction, as well as MAS approval), and the proposed establishment of Singa Bank and Applaud (currently subject to MAS approval). In the future, we may consider to apply for banking licenses in other ASEAN countries such as Malaysia, Vietnam, and Indonesia, as regulations allow, and may also consider to obtain financial licenses in other areas, such as digital insurance, digital assets exchange, and digital payment. If we are unable to expand into new markets, our future results of operations could be affected.

(30) Amend the last sentence under the heading of “Our future capabilities to provide insightful information to support our clients’ strategic decisions” on page 80 to read as follows:

Our SpiderNet ecosystem solutions income increased from HK$5.9 million for the fiscal year ended April 30, 2019 to HK$157.7 million for the fiscal year ended April 30, 2020, and to HK$184.1 million (US$23.7 million) for the fiscal year ended April 30, 2021.

(31) Amend the disclosures under the heading of “Our ability to attract, retain, and motivate talents” on page 81 to read as follows:

It is essential for us to attract, retain, and motivate talent because our businesses are human capital intensive. We believe that it is necessary and customary to invest in talents, arguably our most important assets, with attractive compensation packages, as we compete to attract, retain, and motivate qualified employees. Key members of our management are also shareholders of our company, ensuring that interests and incentives are aligned with our performance. Our staff costs for the fiscal years ended April 30, 2019, 2020, and 2021 were HK$9.2 million, HK$15.2 million, and HK$48.0 million (US$6.2 million), respectively, representing 63.0%, 9.1%, and 24.5% of our total revenue for the corresponding periods. Our staff costs have historically been comprised of cash-based and share-based compensation and benefits. Nevertheless, highly incentivized professionals and other talents could potentially enable us to achieve great business prospects and results of operations.

(32) Replace the table under the heading of “Results of Operation” and its accompanying footnote on page 83 with the table and footnote below:

	For the Fiscal Year Ended April 30,
	2019	2020	2021
	(in thousands)
	HK$	HK$	HK$	US$
Revenue	14,554	167,547	195,816	25,213
Employee benefits expense	(9,169)	(15,168)	(48,026)	(6,184)
Advertising and promotion expense	— *	— *	(2,547)	(328)
Premises and office expenses	(1,541)	(4,737)	(5,230)	(673)
Legal and professional fee	(2,650)	(1,952)	(6,850)	(882)
Depreciation and amortization	—	—	(4,896)	(630)
Other expenses	(672)	(1,649)	(3,323)	(428)
Changes in fair value on financial assets measured at FVTPL	19,319	43,592	70,291	9,051
Other income	252	—	1,323	170
Other gains and losses, net	2,058	(5,586)	(306)	(39)

Profit before tax	22,151	182,047	196,252	25,270
Income tax expense	(607)	(23,715)	(24,611)	(3,169)

Profit for the year	21,544	158,332	171,641	22,101

Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operation	—	—	828	107

Other comprehensive income for the year	—	—	828	107

Total comprehensive income for the year	21,544	158,332	172,469	22,208

Note:

*	The advertising and promotion expenses for the fiscal years ended April 30, 2019 and 2020 were insignificant and included in other expenses.

(33) Replace the table under the heading of “Segment Information” and its accompanying footnote on page 84 with the table and footnote below:

	For the Fiscal Year Ended April 30,
	2019	2020	2021
	(in thousands)
	HK$	HK$	HK$	US$
Digital Financial Services
Segment revenue	8,671	9,869	11,721	1,509
Segment result	1,863	4,765	1,084	140
SpiderNet Ecosystem Solutions
Segment revenue	5,883	157,678	184,095	23,704
Segment result	1,945	140,134	144,276	18,577
Corporate (including digital investments business and digital media, content, and marketing business)
Changes in fair value on financial assets measured at FVTPL	19,319	43,592	70,291	9,051
Segment result	19,062	43,291	70,800	9,116

Total segment result	22,870	188,190	216,160	27,833

Note:

(1)	Segment result represents segment revenue and changes in fair value on financial assets measured at FVTPLs less direct cost attributable to the applicable segment.

(34) Insert a section under the heading of “Fiscal year ended April 30, 2021 Compared to Fiscal year ended April 30, 2020” on page 84 to read as set forth in Exhibit D below.

(35) Amend the first three paragraphs under the heading of “Liquidity and Capital Resources” on page 92 to read as follows:

Prior to this offering, our principal sources of liquidity to finance our operating and investing activities have been net cash provided from operating activities, funding from our Controlling Shareholder, and historical equity financing activities. As of April 30, 2021, we had HK$416.4 million (US$53.6 million) in cash and cash equivalents, out of which HK$306.4 million (US$39.5 million) was held in U.S. dollars, HK$90.9 million (US$11.7 million) was held in Hong Kong dollars, HK$19.1 million (US$2.4 million) was held in Singapore dollars. Our cash and cash equivalents primarily consist of cash on hand and general bank balances excluding fiduciary bank balances representing client’s cash, which are unrestricted for withdrawal or use.

Our total indebtedness was nil as of April 30, 2021.

Our net cash generated from operating activities for the fiscal years ended April 30, 2019, 2020, and 2021 was HK$24.6 million, HK$213.8 million, and HK$82.9 million (US$10.7 million), respectively. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures at least for the next 12 months from the date of this prospectus. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in an increase in fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

(36) Replace the table under the heading of “Cashflow” on page 92 with the table below:

	For the Fiscal Year Ended April 30,
	2019	2020	2021
	(in thousands)
	HK$	HK$	HK$	US$
Summary Consolidated Cash Flows Data
Net cash generated from operating activities	24,556	213,755	82,901	10,674
Net cash (used in) from investing activities	(3,071,469)	(674,500)	128,167	16,503
Net cash from financing activities	2,682,623	651,191	7,894	1,016

Net (decrease)/increase in cash and cash equivalents	(364,290)	190,446	218,962	28,193
Cash and cash equivalents at the beginning of the year	370,054	5,764	196,210	25,264
Effect of foreign exchange rate changes	—	—	1,248	161

Cash and cash equivalents at the end of the year	5,764	196,210	416,420	53,618

(37) Amend the first and the second paragraphs under the heading of “Operating Activities” on page 92 to read as follows:

Net cash generated from operating activities for the fiscal year ended April 30, 2021 was HK$82.9 million (US$10.7 million), which consists of our profit before tax of HK$196.3 million (US$25.3 million) as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items included HK$70.3 million (US$9.1 million) of changes in fair value on financial assets measured at FVTPL in connection with our digital investments business and digital media, content, and marketing business included in the corporate segment, HK$4.9 million (US$0.6 million) of depreciation and amortization, and HK$0.9 million (US$0.1 million) of share-based payment. The principal items accounting for the changes in operating assets and liabilities were (i) HK$58.3 million (US$7.5 million) of increase in account receivables primarily attributable to the increase in SpiderNet ecosystem solutions income, (ii) HK$12.5 million (US$1.6 million) of decrease in prepayments and other receivables primarily attributable to the decrease in prepayment, (iii) HK$18.0 million (US$2.3 million) of decrease in other payables and accruals primarily attributable to the decrease in other payables, and (iv) HK$9.3 million (US$1.2 million) of increase in contract liabilities primarily attributable to the receipts in advance of SpiderNet ecosystem solutions income.

Net cash generated from operating activities for the fiscal year ended April 30, 2020 was HK$213.8 million, which consists of our profit before tax of HK$182.0 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items included HK$43.6 million of changes in fair value on financial assets measured at FVTPL in connection with our digital investments business and HK$5.9 million of fair value change from derivative financial liability. The principal item accounting for the changes in operating assets and liabilities was HK$60.6 million of increase in contract liabilities primarily attributable to the receipts in advance of SpiderNet ecosystem solutions income.

(38) Amend the first and the second paragraphs under the heading of “Investing Activities” on page 93 to read as follows:

Net cash used in investing activities for the fiscal year ended April 30, 2021 was HK$128.2 million (US$16.5 million), which was attributable to (i) HK$77.8 million (US$10.0 million) of collection of proceeds from disposal of investments and HK$50.6 million (US$6.5 million) of payments for additions of financial assets at fair value through profit or loss, (ii) net cash inflow from acquisition of subsidiaries of HK$20.7 million (US$2.7 million), and (iii) HK$80.2 million (US$10.3 million) net cash inflow of movement in amounts due from group companies in connection with intra-group treasury fund allocation.

Net cash used in investing activities for the fiscal year ended April 30, 2020 was HK$674.5 million, which was attributable to (i) HK$318.1 million of proceeds from disposal of financial assets at fair value through profit or loss, and (ii) HK$1,008.2 million of movement in amounts due from group companies in connection with intra-group treasury fund allocation.

(39) Amend the first and the second paragraphs under the heading of “Financing Activities” on page 93 to read as follows:

Net cash from financing activities for the fiscal year ended April 30, 2021 was HK$7.9 million (US$1.0 million), which was attributable to (i) HK$27.1 million (US$3.5 million) through issuance of ordinary shares, and (ii) HK$19.2 million (US$2.5 million) net cash outflow of movement in amounts due to group companies in connection with intra-group treasury fund allocation.

Net cash from financing activities for the fiscal year ended April 30, 2020 was HK$651.2 million, which was attributable to (i) HK$987.8 million through ordinary shares issuance and exercise of warrants, and (ii) HK$316.6 million of movement in amounts due to group companies in connection with intra-group treasury fund allocation.

(40) Amend the disclosures under the heading of “Capital expenditure” on page 94 to read as follows:

Our capital expenditure was nil for the fiscal years ended April 30, 2019 and 2020, and HK$0.2 million (US$25.8 thousand) for the fiscal year ended April 30, 2021. We will make capital expenditure to meet the expected growth of our business. We intend to fund our future capital expenditure with our existing cash and bank balances.

(41) Amend the second paragraph under the heading of “Contractual obligations” on page 94 to read as follows:

In June 2020, we entered into a binding term sheet pursuant to which we expect to acquire 55% of CapBridge Financial Pte. Ltd.’s equity interest. We expect to complete the proposed acquisition in the early part of 2022. The completion of our proposed acquisition of CapBridge is subject to a number of conditions, including negotiation of terms of the transaction, MAS approval, and satisfaction of our closing obligation

(42) Amend the first, second, third, and fourth paragraphs under the heading of “Internal Control Over Financial Reporting” on page 99 to read as follows:

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control. Our management has not completed an assessment of the effectiveness of our internal control and procedures over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of April 30, 2019, 2020, and 2021. For the fiscal years ended April 30, 2019, 2020, and 2021, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of April 30, 2019, 2020, and 2021. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified is relating to lack of internal audit function to monitor, evaluate and communicate internal control deficiencies. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remediate our identified material weakness subsequent to April 30, 2019, 2020, and 2021, we plan to adopt measures to improve our internal control over financial reporting, including, among others: establishing an internal audit department with sufficient resources and experienced personnel to design, review and monitor internal control over financial reporting.

However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk Factors—Risks Relating to Our Business and Industry—We have identified a material weakness in our internal control over financial reporting, and if we fail implement and maintain a effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.”

(43) Amend the first paragraph under the heading of “Inflation” on page 100 to read as follows:

To date, inflation in Singapore and Hong Kong has not materially affected our results of operations. According to the Singapore Department of Statistics, the year-over-year percent changes in the consumer price index for April 30, 2019 was increase of 0.9%, for April 30, 2020 was decrease of 0.7%, and for April 30, 2021 was increase of 2.1%. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index for April 30, 2019, 2020, and 2021 were increases of 2.9%, 1.9%, and 0.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if Singapore or Hong Kong experiences higher rates of inflation in the future.

(44) Replace the diagram entitled “Key Players and Their Characteristics in Digital Banking Industry in Major Countries and Regions in Asia, as of December 2020” appearing on page 111 with the diagram below:

Key Players and Their Characteristics in Digital Banking Industry in Major Countries and Regions in Asia, as of December 2020

Source: China Insights Consultancy

(45) Amend the second paragraph under the heading of “Unique SpiderNet ecosystem solutions business offering valuable propositions to entrepreneurs and corporates” on page 140 to read as follows:

The ability of our SpiderNet ecosystem solutions services is rapidly gaining recognition amongst Asia’s corporate clients, especially clients in new economy sectors and investors, leading to rapid growth in our client base and revenue. For the fiscal year ended April 30, 2021, our SpiderNet ecosystem solutions business income was HK$184.1 million (US$23.7 million).

(46) Amend the first paragraph under the heading of “PolicyPal” on page 147 and page 148 to read as follows:

We have acquired a controlling interest in PolicyPal Pte. Ltd., a digital insurance technology platform for consumers and SME clients in Singapore via our fusion-in program in August 2020. The acquisition has been accounted for using the acquisition method and we have consolidated PolicyPal’s financial results into our financial statements since August 3, 2020, the date of acquisition. The amount of provisional goodwill arising as a result of the acquisition was HK$58.7 million. As part of our fusion-in approach, we invested in PolicyPal Pte. Ltd. with equity swap combined with cash investment and added PolicyPal into AMTD SpiderNet. BaoXianBaoBao Pte. Ltd. the wholly subsidiary of PolicyPal Pte. Ltd., is a registered insurance broker with respect to direct insurance and an exempt financial advisor in relation to advising on investment products that are life policies and arranging of life policies in Singapore, other than for reinsurance.

(47) Amend the second paragraph under the heading of “AFIN” on page 155 to read as follows:

AFIN launched the API Exchange (APIX) platform in 2018, the world’s first cross-border, open architecture platform for collaboration between FinTech and financing institutions in which participants can integrate and test solutions with each other via a cloud-based architecture. We will leverage the APIX platform launched by AFIN to deploy innovative digital solutions. APIX is built to facilitate collaboration between FinTech companies and financial institutions to design fintech solutions. APIX currently has over 60 financial institutions and over 600 FinTech companies registered on its platform. APIX facilitates financial institutions and FinTech companies to design and build prototypes collaboratively on its platform and experiment in different scenarios through APIs in a short period of time. This allows financial institutions to deploy innovative digital solutions quickly to underserved markets in ASEAN and other parts of the world.

(48) Replace the table following the heading of “Employee” on page 157 with the table below:

Function	Number of Employees	Percentage
Senior management	4	7.8%
Frontline staff	36	70.6%
Supporting staff	11	21.6%

Total	51	100.0%

(49) Amend the last paragraph under the heading of “Licensing Regime for Capital Markets Services Under the SFA” on page 167 to read as follows:

CapBridge Pte. Ltd., which we propose to acquire, holds a capital markets services license in respect of dealing in capital markets products that are securities and collective investment schemes. By virtue of its status as a capital markets services licensee, CapBridge Pte. Ltd. is also an exempt financial advisor and has notified the MAS in respect of advising on investment products that are securities and collective investment schemes, and issuing or promulgating analyses / reports on securities and collective investment schemes. The completion of our proposed acquisition of CapBridge is subject to negotiation of terms of the transaction and a number of conditions, including regulatory approvals from the MAS and satisfaction of our closing obligations.

(50) Amend the first paragraph under the heading of “Compensation of Directors and Executive Officers” on page 186 to read as follows:

For the fiscal year ended April 30, 2021, we incurred an aggregate of HK$6.1 million (US$0.8 million) in cash and benefits to our directors and executive officers.

(51) Amend the disclosures under the heading of “Transactions with Our Controlling Shareholder” on page 191 to read as follows:

Our Controlling Shareholder recharged premises costs, office utilities and office renovation, staff cost, and certain other operating expenses to us. For the fiscal year ended April 30, 2021, the total amount of recharge from our Controlling Shareholder for the aforementioned costs and expenses was HK$6.2 million (US$0.8 million).

We provided our Controlling Shareholder with insurance brokerage services. For the fiscal year ended April 30, 2021, the total amount of insurance brokerage commissions that we charged our Controlling Shareholder was HK$477.0 thousand (US$61.4 thousand).

In October 2020, we entered into an agreement with our Controlling Shareholder, pursuant to which we agree to provide SpiderNet ecosystem solutions services to support the management of its 10% investee company, Airstar Bank, for a fixed annual service fee of HK$12.8 million. In addition to the fixed annual service fee, we are entitled to receive 15% of all distributions, in any form, received by our Controlling Shareholder from Airstar Bank, including but not limited to cash or share dividends, regardless of whether on a regular or one-off basis. We are also entitled to receive 15% of any profit generated by our Controlling Shareholder from the disposal of any shares of Airstar Bank. However, we are not liable for any loss arising from the disposal of any shares of Airstar Bank by our Controlling Shareholder. This agreement with our Controlling Shareholder will remain effective until terminated by mutual agreement. For the fiscal year ended April 30, 2021, the total amount of SpiderNet ecosystem solutions services income that we charged our Controlling Shareholder was HK$7.5 million (US$1.0 million).

(52) Amend the disclosures under the heading of “Other Transactions with Related Parties and Non-controlling Shareholders” on page 191 to read as follows:

Treasury functions are conducted centrally under our Controlling Shareholder and intra-group treasury fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at our Controlling Shareholder level and allocates the funds to various entities within AMTD Group for their operations. For the fiscal year ended April 30, 2021, the amount due from group companies in connection with intra-group treasury fund allocation was HK$2,138.7 million (US$275.4 million).

We provide our fellow subsidiary with insurance brokerage services. For the fiscal year ended April 30, 2021, the total amount of insurance brokerage commission that we charged our fellow subsidiary was HK$87.0 thousand (US$11.2 thousand).

We provide our non-controlling shareholders and a related party SpiderNet ecosystem solutions services. For the fiscal year ended April 30, 2021, the total amounts of service fees that we charged our non-controlling shareholders and a related party were HK$38.8 million (US$5.0 million) and HK$5.0 million (US$0.6 million), respectively.

(53) Amend the table under the section entitled “Expenses Related to the Offering” on page 235 to read as follows:

	Estimated Expenses
SEC Registration Fee	US$	16,461
FINRA Filing Fee		23,132
NYSE Application and Listing Fee		150,000
Printing and Engraving Expenses		138,000
Legal Fees and Expenses		2,360,000
Accounting Fees and Expenses		901,319
Miscellaneous		73,000

Total	US$	3,661,912

(54) Amend the first paragraph of the section entitled “Experts” on page 237 to read as follows:

The financial statements included in this prospectus have been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report appearing herein (such report expresses an unqualified opinion on the financial statements and includes an emphasis of a matter paragraph noting that the financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations and cashflows if AMTD Digital, Inc. had operated as a stand-alone group during the periods presented). Such financial statements are included in reliance upon the report of such firm given upon their \authority as experts in accounting and auditing.

(55) Disclosures on page F-1 through page F-57 are amended and repalced in their entirety to read as set forth on Exhibit E below.

(56) In addition to the foregoing, disclosures set forth elsewhere in the prospectus are generally updated to reflect the availability and addition of our consolidated financial results for the fiscal year ended April 30, 2021.

Exhibit A

Summary Consolidated Financial Data

The following summary consolidated statements of profit or loss and other comprehensive income data and summary consolidated cash flows data for the fiscal years ended April 30, 2019, 2020, and 2021 and summary consolidated statements of financial position data as of April 30, 2019, 2020, and 2021 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read this “Summary Consolidated Financial Data” section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, issued by the International Accounting Standard Board, or IASB. Our historical results of operations are not necessarily indicative of results of operations expected for future periods.

The following table presents our summary consolidated statement of profit or loss and other comprehensive income data for the periods indicated.

	For the Fiscal Year Ended April 30,
	2019		2020		2021
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages and per share data)
Summary Consolidated Statements of Profit or Loss and Other Comprehensive Income Data
Revenue from contracts with customers	14,554	100.0	167,547	100.0	195,816	25,213	100.0
Employee benefits expense	(9,169)	(63.0)	(15,168)	(9.1)	(48,026)	(6,184)	(24.5)
Advertising and promotion expense	— *	— *	— *	— *	(2,547)	(328)	(1.3)
Premises and office expenses	(1,541)	(10.6)	(4,737)	(2.8)	(5,230)	(673)	(2.7)
Legal and professional fee	(2,650)	(18.2)	(1,952)	(1.2)	(6,850)	(882)	(3.5)
Depreciation and amortization	—	—	—	—	(4,896)	(630)	(2.5)
Other expenses	(672)	(4.6)	(1,649)	(1.0)	(3,323)	(428)	(1.7)
Changes in fair value on financial assets measured at fair value through profit or loss (“FVTPL”)	19,319	132.7	43,592	26.0	70,291	9,051	35.9
Other income	252	1.7	—	—	1,323	170	0.7
Other gains and losses, net	2,058	14.1	(5,586)	(3.3)	(306)	(39)	(0.2)

Profit before tax	22,151	152.1	182,047	108.6	196,252	25,270	100.2
Income tax expense	(607)	(4.1)	(23,715)	(14.1)	(24,611)	(3,169)	(12.6)

Profit for the year	21,544	148.0	158,332	94.5	171,641	22,101	87.6

Note:

*	The advertising and promotion expenses for the fiscal years ended April 30, 2019 and 2020, are insignificant and included in other expenses.

	For the Fiscal Year Ended April 30,
	2019		2020		2021
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages and per share data)
Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	—	—	—	—	828	107	0.4

Other comprehensive income for the year	—	—	—	—	828	107	0.4

Total comprehensive income for the year	21,544	148.0	158,332	94.5	172,469	22,208	88.0

Profit (loss) for the year attributable to:
- Owners of the Company	17,601	120.9	151,362	90.3	177,865	22,902	90.8
- Non-controlling interests	3,943	27.1	6,970	4.2	(6,224)	(801)	(3.2)

	21,544	148.0	158,332	94.5	171,641	22,101	87.6

Total comprehensive income (expense) for the year attributable to:
- Owners of the Company	17,601	120.9	151,362	90.3	178,315	22,960	91.0
- Non-controlling interests	3,943	27.1	6,970	4.2	(5,846)	(752)	(3.0)

	21,544	148.0	158,332	94.5	172,469	22,208	88.0

Earnings per share
Basic	0.48		3.77		3.36	0.43
Diluted	N/A		3.77		3.36	0.43

After the completion of the restructuring in December 2019, AMTD Digital Inc. became the holding company of our digital financial services, SpiderNet ecosystem solutions, and digital investments businesses, which have been operated under the common control of our Controlling Shareholder.

The following table presents our summary consolidated statements of financial position data as of the dates indicated.

	As of April 30,
	2019	2020	2021
	HK$	HK$	HK$	US$
	(in thousands)
Summary Consolidated Statements of Financial Position Data
Total non-current assets	183,538	208,696	408,811	52,638
Total current assets	5,709,271	3,386,366	2,658,260	342,277

Total assets	5,892,809	3,595,062	3,067,071	394,915

Total non-current liabilities	—	25,276	38,062	4,901
Total current liabilities	5,770,695	2,295,632	135,787	17,484

Total liabilities	5,770,695	2,320,908	173,849	22,385

Equity attributable to owners of the Company	95,004	1,274,154	2,868,036	369,287
Non-controlling interests	27,110	—	25,186	3,243

Total equity	122,114	1,274,154	2,893,222	372,530

Total equity and liabilities	5,892,809	3,595,062	3,067,071	394,915

The following table presents our summary consolidated cash flows data for the periods indicated.

	For the Fiscal Year Ended April 30,
	2019	2020	2021
	HK$	HK$	HK$	US$
	(in thousands)
Summary Consolidated Cash Flows Data
Net cash generated from operating activities	24,556	213,755	82,901	10,674
Net cash (used in) from investing activities	(3,071,469)	(674,500)	128,167	16,503
Net cash from financing activities	2,682,623	651,191	7,894	1,016

Net (decrease)/increase in cash and cash equivalents	(364,290)	190,446	218,962	28,193
Cash and cash equivalents at the beginning of the year	370,054	5,764	196,210	25,264
Effect of foreign exchange rate changes	—	—	1,248	161

Cash and cash equivalents at the end of the year	5,764	196,210	416,420	53,618

Exhibit B

Capitalization

The following table sets forth our capitalization as of April 30, 2021:

•	on an actual basis; and

•

on an as-adjusted basis to reflect the issuance and sale of 6,400,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$7.50 per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs.

You should read the following table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of April 30, 2021
	Actual		As Adjusted(1)
	HK$	US$	HK$	US$
	(in thousands)

Equity
Share capital	52	7	57	7
Reserves	2,867,984	369,281	3,710,469	477,759

Total Capitalization(2)	2,868,036	369,288	3,710,526	477,766

Notes:

(1)

The as adjusted information discussed above is illustrative only. Our total capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 change in the assumed initial public offering price of US$7.50 per ADS in this offering, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, would, in the case of an increase, increase and, in the case of a decrease, decrease total capitalization by US$14.9 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Exhibit C

Dilution

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of April 30, 2021 was approximately US$359,772,353, or US$5.32 per ordinary share and US$2.13 per ADS as of the same date. Net tangible book value represents the amount of our total tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds that we will receive from this offering, from the assumed initial public offering price of US$7.50 per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in such net tangible book value after April 30, 2021, other than to give effect to our issuance and sale of 16,000,000 ADSs in this offering at an assumed initial public offering price of US$7.50 per ADS, the midpoint of the estimated public offering price range, after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional ADSs), our as adjusted net tangible book value as of April 30, 2021 would have been US$468,251,232, or US$6.33 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and US$2.53 per ADS. This represents an immediate increase in net tangible book value of US$1.01 per ordinary share, or US$0.40 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$12.42 per ordinary share, or US$4.97 per ADS, to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	18.75	US$	7.50
Net tangible book value as of April 30, 2021	US$	5.32	US$	2.13
As adjusted net tangible book value	US$	6.33	US$	2.53
Amount of dilution in net tangible book value to new investors in the offering	US$	12.42	US$	4.97

A US$1.00 change in the assumed initial public offering price of US$7.50 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our as adjusted net tangible book value after giving effect to this offering by US$14.9 million, the as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.20 per ordinary share and US$0.08 per ADS and the dilution in as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$2.30 per ordinary share and US$0.92 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of the prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a as adjusted basis as of April 30, 2021, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADS or ordinary shares) purchased from us, the total consideration paid, and the average price per ordinary share and per ADS paid before deducting underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the option granted to the underwriters to purchase additional ADSs.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent
Existing shareholders	67,618,142	91.4%	US$	326,718,557	73.1%	US$	4.83	US$	1.93
New investors	6,400,000	8.6%	US$	120,000,000	26.9%	US$	18.75	US$	7.50

Total	74,018,142	100.0%	US$	446,718,557	100.0%

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

Exhibit D

Fiscal Year Ended April 30, 2021 Compared to Fiscal Year Ended April 30, 2020

Digital financial services segment

The segment revenue of the digital financial services segment increased from HK$9.9 million for the fiscal year ended April 30, 2020 to HK$11.7 million (US$1.5 million) for the fiscal year ended April 30, 2021. The segment profit decreased from HK$4.8 million for the fiscal year ended April 30, 2020 to HK$1.1 million (US$0.1 million) for the fiscal year ended April 30, 2021, primarily due to the increase in employee benefits expense and depreciation and amortization expense incurred and offset by the increase in revenue in the fiscal year ended April 30, 2021.

SpiderNet ecosystem solutions segment

The segment revenue of the SpiderNet ecosystem solutions segment increased from HK$157.7 million for the fiscal year ended April 30, 2020 to HK$184.1 million (US$23.7 million) for the fiscal year ended April 30, 2021 and the segment profit increased from HK$140.1 million for the fiscal year ended April 30, 2020 to HK$144.3 million (US$18.6 million) for the fiscal year ended April 30, 2021, primarily due to our expansion of the SpiderNet ecosystem solutions business by increasing the number of customers and offset by the increase in employee benefits expense incurred in the fiscal year ended April 30, 2021.

Corporate

The segment profit of corporate segment, which mainly consisted of changes in fair value on financial assets measured at FVTPL from our investments in innovative companies, was HK$70.3 million (US$9.1 million) for the fiscal year ended April 30, 2021, compared to HK$43.6 million for the fiscal year ended April 30, 2020, primarily due to the increase in the fair value of our investments portfolio driven by the business growth of the investees as of April 30, 2021.

For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 7 to our consolidated financial statements for the fiscal year ended April 30, 2020 and 2021 included elsewhere in this prospectus.

Fiscal Year Ended April 30, 2021 Compared to Fiscal Year Ended April 30, 2020

Revenue

Our revenue from contracts with customers increased from HK$167.5 million for the fiscal year ended April 30, 2020 to HK$195.8 million (US$25.2 million) for the fiscal year ended April 30, 2021, primarily due to the expansion of our SpiderNet ecosystem solutions business.

•

Digital financial services. Our commission income from the digital financial services segment increased from HK$9.9 million for the fiscal year ended April 30, 2020 to HK$11.7 million (US$1.5 million) for the fiscal year ended April 30, 2021, primarily due to the acquisition of PolicyPal during the fiscal year ended April 30, 2021.

•

SpiderNet ecosystem solutions. Our fee income from the SpiderNet ecosystem solutions segment increased from HK$157.7 million for the fiscal year ended April 30, 2020 to HK$184.1 million (US$23.7 million) for the fiscal year ended April 30, 2021, primarily due to our expansion of the SpiderNet ecosystem solutions business and a 72.7% increase in the number of customers in the fiscal year ended April 30, 2021.

The level of membership fee for joining the SpiderNet ecosystem solution services is a bilateral fixed fee negotiated individually and agreed-upon with each particular customer covering a defined period of time. The factors influencing the level of annual fee include the depth of cooperation and relationship, expected spectrum of services required, expected near term and long-term benefits from participating in the SpiderNet ecosystem, and the relative bargaining power of respective customers taking into consideration the reputation, stage of growth, future revenue potential from other services which can be rendered, and other factors.

The average contract sum of the membership contracts increased from HK$15.7 million for the fiscal year ended April 30, 2020 to HK$19.8 million (US$2.5 million) for the fiscal year ended April 30, 2021 mainly because the weighted average contract terms of membership increased from 20.1 months for the fiscal year ended April 30, 2020 to 24.3 months for the fiscal year ended April 30, 2021.

Changes in fair value on financial assets measured at FVTPL

Our changes in fair value on financial assets measured at FVTPL was HK$70.3 million (US$9.1 million) for the fiscal year ended April 30, 2021, compared to HK$43.6 million for the fiscal year ended April 30, 2020, primarily due to the increase in the fair value of our investments portfolio driven by the business growth and expansion of the investees as of April 30, 2021.

The table below shows the details of our investment portfolio as of April 30, 2020 and 2021 and corresponding investment gains or losses for the fiscal year ended April 30, 2020 and 2021.

Summary of investments
Name of investments	Purchase price	Carrying value		Corresponding investment gains (losses)		Key factors of fluctuation in gains (losses)
		As of April 30,		For the Year Ended April 30,
		2020	2021	2020	2021
		(HK$ in millions)

Investment A (artificial intelligence technology services)	19.6	22.7	—	(1.8)	55.1	During the fiscal year ended April 30, 2020, the fair value decreased mainly due to the impact of market downturn caused by the COVID-19 on the investee’s performance. During the fiscal year ended April 30, 2021, the investment was disposed with realized gain of HK$55.1 million.

Investment B (content-driven lifestyle platform)	80.6	77.5	124.3	(1.0)	44.5	The fair value of the investment decreased by HK$1.0 million during the year ended April 30, 2020 due to exchange rate fluctuation. During the fiscal year ended April 30, 2021, the fair value of the investment increased mainly due to the financial performance and business development of the investee.

Investment C (technology-enabled health-care solutions platform)	78.5	108.5	78.5	28.0	(30.0)	During the fiscal year ended April 30, 2020, the fair value of the investment increased mainly due to the financial performance and business development of the investee. During the fiscal year ended April 30, 2021, the fair value decreased by reference to the recent transaction price of shares issuance of the investee.

Investment D (digital media platform)	1.6	—	1.6	—	—	The investment was acquired in April 2021. The fair value of the investment approximated its acquisition cost as of April 30, 2021.

Investment E (communication software)	7.8	—	—	8.3	—	The investment was fully disposed during the year ended April 30, 2020 with realized gain of HK$8.3 million.

Summary of investments
Name of investments	Purchase price	Carrying value		Corresponding investment gains (losses)		Key factors of fluctuation in gains (losses)
		As of April 30,		For the Year Ended April 30,
		2020	2021	2020	2021
		(HK$ in millions)

Investment F (digital financing solutions platform)	7.8	—	—	10.1	—	The investment was fully disposed during the year ended April 30, 2020 with realized gain of HK$10.1 million.

Investment G (card payment solutions)	6.2	—	6.2	—	—	The investment was acquired in November 2020. The fair value of the investment approximated its acquisition cost as of April 30, 2021 with reference to recent transaction price.

Investment H (cross-border payment platform)	2.2	—	2.2	—	—	The investment was acquired in December 2020. The fair value of the investment approximated acquisition cost as of April 30, 2021.

Investment I (digital format movie production)	59.8	—	60.9	—	1.1	The fair value of the investment increased by HK$1.1 million during the year ended April 30, 2021 by reference to the estimated box office performance.

Investment J (digital format movie production)	16.5	—	18.8	—	2.3	The fair value of the investment increased by HK$2.3 million during the year ended April 30, 2021 by reference to the estimated box office performance.

Investment K (digital format movie production)	4.2	—	1.5	—	(2.7)	The fair value of the investment decreased by HK$2.7 million during the year ended April 30, 2021 by reference to the estimated box office performance.

	284.8	208.7	294.0	43.6	70.3

Employee benefits expense

Our employee benefits expense increased by 215.8% from HK$15.2 million for the fiscal year ended April 30, 2020 to HK$48.0 million (US$6.2 million) for the fiscal year ended April 30, 2021, primarily due to an increase in staff cost, and number of staff in connection with our business growth.

Premises and office expenses

Our premises and office expenses increased by 10.6% from HK$4.7 million for the fiscal year ended April 30, 2020 to HK$5.2 million (US$0.7 million) for the fiscal year ended April 30, 2021 mainly due to our business expansion in the fiscal year ended April 30, 2021.

Legal and professional fee

Our legal and professional fee increased by 245.0% from HK$2.0 million for the fiscal year ended April 30, 2020 to HK$6.9 million (US$0.9 million) for the fiscal year ended April 30, 2021 mainly due to legal and professional fee incurred in preparation for our listing.

Depreciation and amortization

Our depreciation and amortization expenses increased significantly by 100.0% from nil for the fiscal year ended April 30, 2020 to HK$4.9 million (US$0.6 million) for the fiscal year ended April 30, 2021 mainly related to amortization of intangible asset acquired as part of the business acquisition that took place in the fiscal year ended April 30, 2021.

Advertising and promotion expense

Our advertising and promotion expense increased significantly to HK$2.5 million (US$0.3 million) for the fiscal year ended April 30, 2021 mainly due to the increase in promotion activities to cope with our business expansion in the fiscal year ended April 30, 2021.

Other expenses

Our other expenses increased significantly by 106.3% from HK$1.6 million for the fiscal year ended April 30, 2020 to HK$3.3 million (US$0.4 million) for the fiscal year ended April 30, 2021 mainly due to our business expansion in the fiscal year ended April 30, 2021.

Income tax expense

We incurred income tax expense of HK$23.7 million and HK$24.6 million (US$3.2 million) for the fiscal year ended April 30, 2020 and 2021, respectively. The increase in our income tax expense resulted from increase in assessable profits in the fiscal year ended April 30, 2021.

Profit for the year

As a result of the foregoing, our profit increased from HK$158.3 million for the fiscal year ended April 30, 2020 to HK$171.6 million (US$22.1 million) for the fiscal year ended April 30, 2021.

Exhibit E

AMTD DIGITAL INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of AMTD Digital Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial positions of AMTD Digital Inc. and its subsidiaries (the “Company”) as of April 30, 2019, 2020 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended April 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of April 30, 2019, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2021, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of a Matter

The accompanying consolidated financial statements were prepared to present the assets and liabilities and related results of operations and cash flows of the Company, and include expense allocations for certain corporate functions historically provided by AMTD Group Company Limited. These consolidated financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if the Company had operated as a stand-alone group during the periods presented.

Basis for Opinion

The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong, China

August 30, 2021

We have served as the Company’s auditor since 2021.

AMTD DIGITAL INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(All amounts in thousands of Hong Kong dollars (“HK$”), except for share and per share data)

		Year ended April 30,
	Notes	2019	2020	2021
		HK$	HK$	HK$
Revenue from contracts with customers	6	14,554	167,547	195,816
Employee benefits expense		(9,169)	(15,168)	(48,026)
Advertising and promotion expense		—	—	(2,547)
Premises and office expenses		(1,541)	(4,737)	(5,230)
Legal and professional fee		(2,650)	(1,952)	(6,850)
Depreciation and amortization		—	—	(4,896)
Other expenses		(672)	(1,649)	(3,323)
Changes in fair value on financial assets measured at fair value through profit or loss (“FVTPL”)	8	19,319	43,592	70,291
Other income	9	252	—	1,323
Other gains and losses, net	10	2,058	(5,586)	(306)

Profit before tax		22,151	182,047	196,252
Income tax expense	11	(607)	(23,715)	(24,611)

Profit for the year	12	21,544	158,332	171,641

Item that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		—	—	828

Other comprehensive income for the year		—	—	828

Total comprehensive income for the year		21,544	158,332	172,469

Profit (loss) for the year attributable to:
- Owners of the Company		17,601	151,362	177,865
- Non-controlling interests		3,943	6,970	(6,224)

		21,544	158,332	171,641

Total comprehensive income (expense) for the year attributable to:
- Owners of the Company		17,601	151,362	178,315
- Non-controlling interest		3,943	6,970	(5,846)

		21,544	158,332	172,469

Earnings per share	13
- Basic (HK$)		0.48	3.77	3.36
- Diluted (HK$)		N/A	3.77	3.36

The accompanying notes are an integral part of the consolidated financial statements.

AMTD DIGITAL INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS

(All amounts in thousands of HK$)

		As of April 30,
	Notes	2019	2020	2021
		HK$	HK$	HK$
ASSETS
Non-current assets:
Goodwill	15	—	—	58,675
Property, plant and equipment	17	—	—	156
Intangible asset	16	—	—	40,411
Prepayments and other receivables	19	—	—	15,617
Financial assets at FVTPL	18	183,538	208,696	293,952

Total non-current assets		183,538	208,696	408,811

Current assets:
Accounts receivable	19	17,089	11,064	69,421
Prepayments and other receivables	19	22,121	41,197	19,163
Amount due from immediate holding company	27	1,740,393	2,352,472	2,138,708
Amounts due from fellow subsidiaries	27	3,570,417	764,140	—
Financial assets at FVTPL	18	335,311	—	—
Income tax recoverable		1,161	—	—
Fiduciary bank balances		17,015	21,283	14,548
Cash and cash equivalents		5,764	196,210	416,420

Total current assets		5,709,271	3,386,366	2,658,260

Total assets		5,892,809	3,595,062	3,067,071

EQUITY AND LIABILITIES
Current liabilities:
Clients’ monies held on trust		3,181	10,045	9,111
Accounts payable	20	986	51	111
Other payables and accruals	20	20,228	374	38,866
Contract liabilities	21	367	35,722	39,121
Income tax payable		94	22,638	48,578
Amount due to immediate holding company	27	3,202,600	281,282	—
Amounts due to fellow subsidiaries	27	2,543,239	1,945,520	—

Total current liabilities		5,770,695	2,295,632	135,787

Non-current liabilities:
Contract liabilities	21	—	25,276	31,192
Deferred tax liability	22	—	—	6,870

Total non-current liabilities		—	25,276	38,062

Total liabilities		5,770,695	2,320,908	173,849

Capital and reserves:
Parent’s net investments		95,004	—	—
Share capital	23	—	38	52
Reserves		—	1,274,116	2,867,984

Equity attributable to owners of the Company		95,004	1,274,154	2,868,036
Non-controlling interests	24	27,110	—	25,186

Total equity		122,114	1,274,154	2,893,222

Total equity and liabilities		5,892,809	3,595,062	3,067,071

The accompanying notes are an integral part of the consolidated financial statements.

AMTD DIGITAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands of HK$)

	Attributable to owners of the Company
	Parent’s net investments	Share capital	Share premium	Share-based payment reserve	Exchange reserve	Other reserve	Retained earnings	Equity	Non- controlling interests	Total
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
	(note)
At May 1, 2018	77,403	—	—	—	—	—	—	77,403	23,167	100,570
Profit and total comprehensive income for the year	17,601	—	—	—	—	—	—	17,601	3,943	21,544

At April 30, 2019	95,004	—	—	—	—	—	—	95,004	27,110	122,114
Acquisition of non-controlling interests of subsidiaries (note 24)	34,080	—	—	—	—	—	—	34,080	(34,080)	—
Reorganization effect	(129,084)	29	—	—	—	129,084	—	29	—	29
Exercise of warrants (note 23(iii))	—	1	95,633	—	—	—	—	95,634	—	95,634
Issuance of shares (note 23(ii))	—	8	898,037	—	—	—	—	898,045	—	898,045
Profit and total comprehensive income for the year	—	—	—	—	—	—	151,362	151,362	6,970	158,332

At April 30, 2020	—	38	993,670	—	—	129,084	151,362	1,274,154	—	1,274,154
Profit (loss) for the year	—	—	—	—	—	—	177,865	177,865	(6,224)	171,641
Exchanges differences arising on translation of foreign operations	—	—	—	—	450	—	—	450	378	828

Total comprehensive income (expense) for the year	—	—	—	—	450	—	177,865	178,315	(5,846)	172,469

Acquisition of subsidiaries (note 14)	—	1	67,663	—	—	—	—	67,664	31,032	98,696
Issuance of shares (note 23(iv) and (viii))	—	13	1,346,958	—	—	—	—	1,346,971	—	1,346,971
Share-based compensation (note 23 (v))	—	—	—	932	—	—	—	932	—	932

At April 30, 2021	—	52	2,408,291	932	450	129,084	329,227	2,868,036	25,186	2,893,222

Note:

Parent’s net investment represented the contribution from the immediate holding company to the subsidiaries now comprising the Group prior to a series of group reorganizations (“Reorganization”). The parent’s net investment amounted to HK$129,084 was transferred to other reserve upon the completion of the Reorganization.

The accompanying notes are an integral part of the consolidated financial statements.

AMTD DIGITAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of HK$)

	Year ended April 30,
	2019	2020	2021
	HK$	HK$	HK$
OPERATING ACTIVITIES
Profit before tax	22,151	182,047	196,252
Adjustments for:
Bank and other interest income	(175)	—	(143)
Depreciation of property, plant and equipment	—	—	47
Amortization of intangible asset	—	—	4,849
Recovery of accounts receivable written off	(926)	—	(71)
Share-based payment	—	—	932
Changes in fair value on financial assets at FVTPL	(19,319)	(43,592)	(70,291)
Change in fair value on derivative financial liabilities	—	5,929	—

Operating cash flows before movements in working capital	1,731	144,384	131,575
(Increase) decrease in fiduciary bank balances	653	(4,268)	6,735
Decrease (increase) in accounts receivable	(4,252)	6,025	(58,338)
Decrease in prepayments and other receivables	28,059	952	12,478
Increase (decrease) in client’s monies held on trust	1,606	6,864	(934)
Decrease in accounts payable	(133)	(935)	(395)
Increase (decrease) in other payables and accruals	(5,336)	112	(18,040)
Increase in contract liabilities	367	60,631	9,315

Cash generated from operations	22,695	213,765	82,396
Profits tax (paid) refunded	1,861	(10)	505

Net cash generated from operating activities	24,556	213,755	82,901

INVESTING ACTIVITIES
Additions of financial assets at FVTPL	(164,823)	—	(50,561)
Proceeds from disposal of financial assets at FVTPL	86,011	318,059	77,840
Acquisition of property, plant and equipment	—	—	(173)
Net cash inflows from acquisition of subsidiaries	—	—	20,729
Interest received	175	—	143
Advance to a third party	(15,658)	—	—
Repayment from a third party	—	15,658	—
Advance to immediate holding company	(117,157)	(682,660)	(1,240,219)
Repayment from immediate holding company	36,664	320,549	883,474
Advance to fellow subsidiaries	(4,329,709)	(1,155,271)	(758,095)
Repayment from fellow subsidiaries	1,433,028	509,165	1,195,029

Net cash (used in) from investing activities	(3,071,469)	(674,500)	128,167

FINANCING ACTIVITIES
Advance from immediate holding company	2,799,063	108,427	95,475
Repayment to immediate holding company	(223,425)	(212,820)	(24,162)
Advance from fellow subsidiaries	1,150,059	65,734	15,477
Repayment to fellow subsidiaries	(1,063,040)	(277,963)	(106,021)
Advance from a former fellow subsidiary	19,966	—	—
Repayment to a former fellow subsidiary	—	(19,966)	—
Proceeds from issue of shares	—	898,074	27,125
Proceeds from issue of warrants	—	11,742	—
Proceeds from exercise of warrants	—	77,963	—

Net cash from financing activities	2,682,623	651,191	7,894

Net (decrease) increase in cash and cash equivalents	(364,290)	190,446	218,962
Cash and cash equivalents at beginning of the year	370,054	5,764	196,210
Effect of foreign exchange rate changes	—	—	1,248

Cash and cash equivalents at end of the year	5,764	196,210	416,420

Represented by:
Cash and cash equivalents	5,764	196,210	416,420

The accompanying notes are an integral part of the consolidated financial statements.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

1.	GENERAL

AMTD Digital Inc. (the “Company”) was incorporated and registered as an exempted company with limited liability in the Cayman Islands under the Companies Act of the Cayman Islands on September 12, 2019. The Company, through its subsidiaries (collectively, the “Group”), is mainly involved in the provision of insurance brokerage services and SpiderNet ecosystem solutions services, digital media, contents and marketing services. The Group also invests in innovative technology companies.

The Company’s immediate holding company is AMTD Group Company Limited (“AMTD Group”), a private company incorporated in the British Virgin Islands (“BVI”). The Company’s ultimate holding company was L.R. Capital Management Company (Cayman) Limited, a private company incorporated in the Cayman Islands. On December 31, 2020, the immediate holding company and the ultimate holding company entered into a share repurchase agreement, where the immediate holding company has repurchased certain shares previously allotted to the ultimate holding company. From then onwards, AMTD Group became the ultimate holding company of the Company.

The consolidated financial statements are presented in HK$, which is the same as the functional currency of the Company.

As of April 30, 2019, 2020 and 2021, the Group’s principal subsidiaries consist of the followings:

Name of principal subsidiaries	Date of incorporation/ acquisition	Place of incorporation/ establishment	Issued and fully paid/ registered share capital	Percentage of shareholdings at April 30,			Principal activities
				2019	2020	2021
AMTD Risk Solutions Group Limited (“AMTD RSG”)	August 13, 2004	Hong Kong	HK$200,000	79.13%	100%	100%	Provision of digital financial services and SpiderNet ecosystem solutions services

AMTD Digital Media Limited (“AMTD DM”) (formerly known as AMTD Strategic Capital Limited)	August 13, 2004	Hong Kong	HK$1	100%	100%	100%	Provision of SpiderNet ecosystem solutions services

AMTD Principal Investment Solutions Group Limited (“AMTD PISG”)	July 27, 2016	BVI	US$1	79.13%	100%	100%	Investment holding

AMTD Direct Investment I Limited (“AMTD DI I”)	August 29, 2018	BVI	US$1	100%	100%	100%	Investment holding

AMTD Biomedical Investment Limited (“AMTD BI”)	July 28, 2017	BVI	US$1	100%	100%	100%	Investment holding

PolicyPal Pte. Ltd. (“PolicyPal”)	August 3, 2020	Singapore	US$70	—	—	51%	Provision of digital financial services

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

1.	GENERAL - (CONTINUED)

All of the principal subsidiaries operate predominantly in Hong Kong and Singapore.

The above table lists the subsidiaries of the Group which principally affected the results or net assets of the Group.

2.	GROUP REORGANIZATION

Reorganization under common control

Prior to the group reorganization, AMTD Group, the controlling shareholder of the Company, held 79.13% of the shareholdings of AMTD Risk Solutions Limited (“AMTD RS”), AMTD RSG, a wholly owned subsidiary of AMTD RS, AMTD Investment Solutions Limited (“AMTD IS”) and AMTD PISG, a wholly owned subsidiary of AMTD IS, through AMTD Strategic Capital Group (“AMTD SCG”). In December 2019, AMTD Group acquired the remaining 20.87% equity interests in AMTD SCG from non-controlling shareholders and AMTD RS, AMTD RSG, AMTD IS and AMTD PISG became wholly-owned subsidiaries of the AMTD Group. A series of reorganization steps were undertaken to establish the Company as the holding company of the subsidiaries, now comprising the Group, for the purpose of initial public offering (the “Reorganization”).

The Reorganization was executed as follows:

1.

The Company was incorporated on September 12, 2019 by issuing 1 share to AMTD Group. The Company then incorporated AMTD Digital Financial Holdings Limited (“AMTD DFH”), AMTD Digital Media Holdings Limited (“AMTD DMH”) and AMTD Digital Investments Holdings Limited (“AMTD DIH”) on October 22, 2019. In December 2019, the Company effected a 1-to-10,000 share split (please see note 23(i) for more information);

2.

In December 2019, AMTD Group transferred its equity interest in (i) AMTD RS to AMTD DFH; (ii) AMTD DM to AMTD DMH; and (iii) AMTD DI I, AMTD Direct Investment III Limited (“AMTD DI III”), AMTD BI and AMTD IS to AMTD DIH.

Upon the completion of the Reorganization, the Company became the holding company of the subsidiaries now comprising the Group. As AMTD RS, AMTD RSG, AMTD DM, AMTD DI I, AMTD DI III, AMTD BI, AMTD IS, AMTD PISG and the Company were controlled by AMTD Group, immediately before and after the Reorganization, the Reorganization was accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements as of and for the years ended April 30, 2019 and 2020 represent historical consolidated financial statements as if the corporate structure of the Group had been in existence since the beginning of the periods presented and the financial statement items of the combining entities had been combined from the date when the combining entities first came under the control of the controlling party. The net assets of the combining entities are consolidated using the existing book values from the controlling party’s perspective. No amount is recognized in respect of goodwill or excess of bargain purchase gain at the time of common control combination. The consolidated statements of profit or loss and other comprehensive income includes the results of each of the combining entities from the earliest date presented or since the date when the combining entities first came under the common control, where this is a shorter period.

For the period prior to the reorganization, the accompanying consolidated financial statements include allocations of various general administrative expenses of AMTD Group which related to the Group’s

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

2.	GROUP REORGANIZATION - (CONTINUED)

business. These expenses consist primarily of payroll of senior management and other administrative expenses. These allocations were made using a proportionate cost allocation method. The payroll expenses were allocated based on the actual time spent on the provision of services attributable to the Group and the other administrative expenses were allocated based on the proportion of revenue and actual usage among each business of AMTD Group. The management believes these allocations are reasonable. Total expenses allocated from AMTD Group to the Group are HK$417, HK$7,897 and HK$6,227 for the years ended April 30, 2019, 2020 and 2021, respectively.

3.	ADOPTION OF NEW FINANCIAL REPORTING FRAMEWORK AND NEW AND REVISED STANDARDS IN ISSUE BUT NOT YET EFFECTIVE

For the purpose of preparing and presenting the consolidated financial statements for the years ended April 30, 2019, 2020 and 2021, the Group has adopted the new and amendments to International Financial Reporting Standards (“IFRSs”), and the related interpretations issued by the International Accounting Standards Board (“IASB”), which are effective for the periods presented.

New and revised IFRS Standards in issue but not yet effective

The Group has not early applied the following new and amendments to IFRSs and International Accounting Standards (“IASs”) that have been issued but are not yet effective:

IFRS 17	Insurance Contracts and the related Amendments[5]
Amendments to IFRS 3	Reference to the Conceptual Framework[4]
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform - Phase 2[2]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[6]
Amendment to IFRS 16	Covid-19-Related Rent Concessions[1]
Amendment to IFRS 16	Covid-19-Related Rent Concessions beyond June 30, 2021[3]
Amendments to IAS 1	Classification of Liabilities as Current or Non-current[5]
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies[5]
Amendments to IAS 8	Definition of Accounting Estimates[5]
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction[5]
Amendments to IAS 16	Property, Plant and Equipment - Proceeds before Intended Use[4]
Amendments to IAS 37	Onerous Contracts - Cost of Fulfilling a Contract[4]
Amendments to IFRS Standards	Annual Improvements to IFRS Standards 2018 - 2020[4]

[1]	Effective for annual periods beginning on or after June 1, 2020
[2]	Effective for annual periods beginning on or after January 1, 2021
[3]	Effective for annual periods beginning on or after April 1, 2021
[4]	Effective for annual periods beginning on or after January 1, 2022
[5]	Effective for annual periods beginning on or after January 1, 2023
[6]	Effective for annual periods beginning on or after a date to be determined

The directors of the Company anticipate that application of all new and amendments to IFRSs will have no material impact on the Group’s financial position and financial performance when they become effective.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

4.1	Basis of preparation of consolidated financial statements

Through the Reorganization, the Company became the holding company of the contributed businesses now comprising the Group, which were under the common control of the controlling shareholder before and after the Reorganization. Accordingly, the financial statements were prepared on a consolidated basis by applying the principles of the pooling of interest method as if the Reorganization had been completed at the beginning of the reporting period for the years ended April 30, 2019 and 2020.

The consolidated statement of profit or loss and other comprehensive income, consolidated statements of changes in equity and consolidated statement of cash flows for the years ended April 30, 2019 and 2020 include the results, changes in equity and cash flows of the companies comprising the Group as if the Company had always been the holding company of the Group and the current group structure had been in existence throughout years ended April 30, 2019 and 2020, or since their respective dates of incorporation, where this is a shorter period.

The consolidated financial statements have been prepared in accordance with IFRSs issued by the IASB.

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at fair values at the end of each reporting period, as explained in the accounting policies set out below.

4.2	Significant accounting policies

(a)	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the reporting period are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

Profit or loss and each item of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests shareholders. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(a)	Basis of consolidation - (Continued)

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Non-controlling interests in subsidiaries are presented separately from the Group’s equity therein, which represent present ownership interests entitling their holders to a proportionate share of net assets of the relevant subsidiaries upon liquidation.

Changes in the Group’s interests in existing subsidiaries

Changes in the Group’s interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s relevant components of equity and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries.

Any difference between the amount by which the non-controlling interests are adjusted, and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

(b)	Business combinations or asset acquisitions

Optional concentration test

Effective from May 1, 2020, the Group can elect to apply an optional concentration test, on a transaction-by-transaction basis, that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The concentration test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. The gross assets under assessment exclude cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities. If the concentration test is met, the set of activities and assets is determined not to be a business and no further assessment is needed.

Asset acquisitions

When the Group acquires a group of assets and liabilities that do not constitute a business, the Group identifies and recognizes the individual identifiable assets acquired and liabilities assumed by allocating the purchase price first to financial assets/financial liabilities at the respective fair values, the remaining balance of the purchase price is then allocated to the other identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction does not give rise to goodwill or bargain purchase gain.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(b)	Business combinations or asset acquisitions - (Continued)

Business combinations

Acquisitions of businesses, other than business combination under common control, are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

Except for certain recognition exemptions, the identifiable assets acquired and liabilities assumed must meet the definitions of an asset and a liability in the International Accounting Standards Committee’s Framework for the Preparation and Presentation of Financial Statements (replaced by the Conceptual Framework for Financial Reporting issued in September 2010).

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•

deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively;

•

liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date (see the accounting policy below);

•

assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that standard; and

•

lease liabilities are recognized and measured at the present value of the remaining lease payments (as defined in IFRS 16 Leases) as if the acquired leases were new leases at the acquisition date, except for leases for which (a) the lease term ends within 12 months of the acquisition date; or (b) underlying asset is of low value. Right-of-use assets are recognized and measured at the same amount as the relevant lease liabilities, adjusted to reflect favorable or unfavorable terms of the lease when compared with market terms.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net amount of the identifiable assets acquired and the liabilities assumed as at acquisition date. If, after re-assessment, the net amount of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(b)	Business combinations or asset acquisitions - (Continued)

Business combinations - (Continued)

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the relevant subsidiary’s net assets in the event of liquidation are initially measured at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets or at fair value.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted retrospectively during the measurement period, and additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

(c)	Goodwill

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business (see the accounting policy above) less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or group of cash-generating units) that is expected to benefit from the synergies of the combination, which represent the lowest level at which the goodwill is monitored for internal management purposes and not larger than an operating segment.

A cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is tested for impairment annually or more frequently when there is indication that the unit may be impaired. For goodwill arising on an acquisition in a reporting period, the cash-generating unit (or group of cash- generating units) to which goodwill has been allocated is tested for impairment before the end of that reporting period. If the recoverable amount is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit (or group of cash-generating units).

On disposal of the relevant cash-generating unit or any of the cash-generating unit within the group of cash-generating units, the attributable amount of goodwill is included in the determination of the amount of profit or loss on disposal. When the Group disposes of an operation within the cash-generating unit (or a cash-generating unit within a group of cash-generating units), the amount of goodwill disposed of is measured on the basis of the relative values of the operation (or the cash-generating unit) disposed of and the portion of the cash-generating unit (or the group of cash-generating units) retained.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(d)	Fair value measurement

The Group measures its derivative financial instruments and equity investment at FVTPL at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

For financial instruments which are transacted at fair value and a valuation technique that unobservable inputs are to be used to measure fair value in subsequent periods, the valuation technique is calibrated so that at initial recognition the results of the valuation technique equals the transaction price.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

For assets and liabilities that are recognized at fair value in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

(e)	Revenue from contracts with customers

Revenue are derived from the commissions and fees from the insurance brokerage services and membership fee from the SpiderNet ecosystem solutions services.

Insurance brokerage services

The Group earns commission income by facilitating the arrangement between insurance company partners and individuals/businesses. The service promised to the customer is placement of an effective insurance or reinsurance policy. Commission revenue is usually a percentage of the premium paid by the insured and generally depend upon the type of insurance, the insurance company partner and the nature of the services provided. Revenue is recognized at a point in time upon execution and effectiveness of insurance contracts. The Group allows a credit period up to 15 days to its customers.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(e)	Revenue from contracts with customers - (Continued)

SpiderNet ecosystem solutions services

The Group provides its corporate clients exclusive access to the AMTD SpiderNet ecosystem for a fixed membership fee negotiated on case by case basis and agreed upon entering the contract with each customer based on the level of annual fee including the depth of cooperation and relationship, expected spectrum of services required, expected near term and long-term benefits from participating in the SpiderNet ecosystem, and the relative bargaining power of respective customers taking into consideration the reputation, stage of growth, future revenue potential from other services which can be rendered, and other factors, under the SpiderNet Ecosystem Solutions Services segment, which provides its members networking opportunities with prestigious corporate members, prominent business executives and partners. Contract terms of contracts entered during the years ended April 30, 2019, 2020 and 2021 generally ranged from 1 to 3 years with a weighted average contract terms of 7.6 months, 20.1 months and 24.3 months, respectively. Revenue from such service is recognized over time as the customers simultaneously receive and consume the service provided by the Group. The Group may require customers to provide partial upfront payments of total service fees. Upfront payment is due immediately at the point the customer entered into the service contracts. The remaining payments will be settled according to the payment schedules stated in the service contracts. The Group may allow a credit period ranging from 0 to 90 days to its customers for the demand note issued in accordance with the payment schedules. When the Group receives an upfront payment, this will give rise to contract liabilities at the time of the initial sales transaction for which revenue is recognized over the membership service period.

A contract liability represents the Group’s obligation to transfer services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

(f)	Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of that entity (foreign currencies) are recognized at the rates of exchanges prevailing on the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognized in profit or loss in the period in which they arise.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group’s operations are translated into the presentation currency of the Group (i.e. HK$) using exchange rates prevailing at the end of each reporting period. Income and expenses items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(f)	Foreign currencies - (Continued)

used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity under the heading of exchange reserve (attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation (that is, a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a partial disposal of an interest in a joint arrangement or an associate that includes a foreign operation of which the retained interest becomes a financial asset), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

(g)	Employee benefits

Retirement benefit costs

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Short-term employee benefits

Short-term employee benefits are recognized at the amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognized as an expense unless another IFRS requires or permits the inclusion of the benefit in the cost of an asset.

A liability is recognized for benefits accruing to employees (such as wages and salaries and annual leave) after deducting any amount already paid.

(h)	Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate.

Government grants related to income that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable. Such grants are presented under other income.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(i)	Share-based payments

Equity-settled share-based payments transactions

Restricted ordinary shares granted to employees

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date.

The fair value of the equity-settled share-based payments determined at the grant date without taking into consideration all non-market vesting conditions is expensed on a straight-line basis over the vesting period.

When the restricted ordinary shares are vested, the amount previously recognized in share-based payment reserve will be transferred to share premium.

(j)	Property, plant and equipment

Property, plant and equipment are tangible assets that are held for use in the production or supply of goods or services, or for administrative purposes. Property, plant and equipment are stated in the consolidated statements of financial position at cost less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Depreciation is recognized so as to write off the cost of assets less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

(k)	Intangible asset

Intangible asset acquired in a business combination

Intangible asset acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible asset acquired in a business combination with finite useful lives are reported at costs less accumulated amortization and any accumulated impairment losses. Amortization for intangible asset with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(k)	Intangible asset - (Continued)

Intangible asset acquired in a business combination - (Continued)

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains and losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

(l)	Impairment on property, plant and equipment and intangible asset other than goodwill

At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment and intangible asset with finite useful lives to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any).

The recoverable amount of property, plant and equipment and intangible asset are estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(l)	Impairment on property, plant and equipment and intangible asset other than goodwill - (Continued)

amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(m)	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of each reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(m)	Taxation - (Continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of each reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied to the same taxable entity by the same taxation authority.

Current and deferred tax are recognized in profit or loss.

(n)	Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instrument. All purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the market place.

Financial assets and financial liabilities are initially measured at fair value except for accounts receivable arising from contracts with customers which are initially measured in accordance with IFRS 15 Revenue from Contracts with Customers. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets or financial liabilities at FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets

The Group’s financial assets consist of cash and cash equivalents, fiduciary bank balances, accounts and other receivables, amounts due from immediate holding company and fellow subsidiaries, and financial assets at FVTPL.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)

Financial assets - (Continued)

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortized cost:

•	the financial asset is held within a business model whose objective is to collect contractual cash flows; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets that meet the following conditions are subsequently measured at fair value through other comprehensive income (“FVTOCI”):

•	the financial asset is held within a business model whose objective is achieved by both selling and collecting contractual cash flows; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All other financial assets are subsequently measured at FVTPL.

A financial asset is held for trading if:

•	it has been acquired principally for the purpose of selling in the near term; or

•	on initial recognition it is a part of a portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

•	it is a derivative that is not designated and effective as a hedging instrument.

In addition, the Group may irrevocably designate a financial asset that are required to be measured at the amortized cost or FVTOCI as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

(i)	Amortized cost and interest income

Interest income is recognized using the effective interest method for financial assets measured subsequently at amortized cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired, interest income is recognized by applying the effective interest rate to the amortized cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognized by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit-impaired.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)

Financial assets - (Continued)

Classification and subsequent measurement of financial assets - (Continued)

(ii)	Financial assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortized cost or FVTOCI or designated as FVTOCI are measured at FVTPL.

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the “changes in fair value on financial assets measured at fair value through profit or loss” line item.

Impairment of financial assets

The Group performs impairment assessment under expected credit loss (“ECL”) model on financial assets (including accounts receivable, other receivables, amounts due from immediate holding company and fellow subsidiaries, fiduciary bank balances and bank balances) which are subject to impairment assessment under IFRS 9 Financial Instruments. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Group always recognizes lifetime ECL for accounts receivable.

For all other instruments, the Group measures the loss allowance equal to 12m ECL, unless there has been a significant increase in credit risk since initial recognition, in which case the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

(i)	Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)

Financial assets - (Continued)

Impairment of financial assets - (Continued)

(i)	Significant increase in credit risk - (Continued)

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

•	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

•	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

•	an actual or expected significant deterioration in the operating results of the debtor;

•

an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

Despite the aforegoing, the Group assumes that the credit risk on a debt instrument has not increased significantly since initial recognition if the debt instrument is determined to have low credit risk at the reporting date. A debt instrument is determined to have low credit risk if (i) it has a low risk of default, (ii) the borrower has a strong capacity to meet its contractual cash flow obligations in the near term and (iii) adverse changes in economic and business conditions in the longer term may, but will not necessarily, reduce the ability of the borrower to fulfill its contractual cash flow obligations. The Group considers a debt instrument to have low credit risk when it has an internal or external credit rating of “investment grade” as per globally understood definitions.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)

Financial assets - (Continued)

Impairment of financial assets - (Continued)

(ii)	Definition of default

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).

Irrespective of the above, the Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

(iii)	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

(a)	significant financial difficulty of the issuer or the borrower;

(b)	a breach of contract, such as a default or past due event;

(c)

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider; or

(d)	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization.

(iv)	Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of accounts receivable, when the amounts are over 3 years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss and are included in “other gains and losses, net”.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)

Financial assets - (Continued)

Impairment of financial assets - (Continued)

(v)	Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data and forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights. The Group uses a practical expedient in estimating ECL on commission receivables from insurance brokerage using a provision matrix taking into consideration historical credit loss experience, adjusted for forward looking information that is available without undue cost or effort.

Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

Lifetime ECL for certain commission receivables from insurance brokerage are considered on a collective basis taking into consideration past due information and relevant credit information such as forward looking macroeconomic information, including the recent local unemployment rate.

For collective assessment, the Group takes into consideration the following characteristics when formulating the grouping:

•	Past-due status;

•	Nature, size and industry of debtors; and

•	External credit ratings where available.

The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on amortized cost of the financial asset.

The Group recognizes an impairment gain or loss in profit or loss for all financial instruments by adjusting their carrying amount, with the exception of accounts receivable where the corresponding adjustment is recognized through a loss allowance account.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)

Financial assets - (Continued)

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity

The Group’s financial liabilities include clients’ monies held on trust, accounts and other payable and amounts due to immediate holding company and fellow subsidiaries.

Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Financial liabilities at amortized cost

Financial liabilities including amounts due to immediate holding company and fellow subsidiaries, clients’ monies held on trust, accounts payable and other payables are subsequently measured at amortized cost, using the effective interest method.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, canceled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

4.	BASIS OF PREPARATION AND PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

4.2	Significant accounting policies - (Continued)

(n)	Financial instruments - (Continued)

Financial liabilities and equity - (Continued)

Derecognition of financial liabilities - (Continued)

Derivative financial instruments

Derivatives are initially recognized at fair value at the date when derivative contracts are entered into and are subsequently remeasured to their fair value at the end of the reporting period. The resulting gain or loss is recognized in profit or loss.

Offsetting a financial asset and a financial liability

A financial asset and a financial liability are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts; and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

(o)	Cash and cash equivalents

Cash and cash equivalents represented cash and bank balances which carry interest at prevailing market interest rate.

(p)	Fiduciary bank balances

The fiduciary bank balances are in relation to the money deposited by clients in the course of the conduct of the regulated activities under insurance brokerage business. These clients’ monies are maintained in segregated bank accounts. The Group acts as an agent in placing the insurable risks of their clients with insurers and, as such, generally is not entitled to the premiums or liable for claims arising from such transactions. Other than the commissions earned on the transaction which is recognized as revenue of the Group, the Group does not recognize other amounts received from clients in its profit or loss. The clients’ money is recognized in fiduciary bank balances and a corresponding deposit liability is established in favor of the insurer or the policyholder and recognized on the consolidated statements of financial position as clients’ monies held on trust. However, the Group does not have a currently enforceable right to offset those payables with the deposits placed and the Group is entitled to retain the interest income on any cash balances arising from these transactions.

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in note 4, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

5.	KEY SOURCES OF ESTIMATION UNCERTAINTY - (CONTINUED)

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of each reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Estimated impairment of goodwill and intangible asset

Determining whether goodwill and intangible asset are impaired requires an estimation of the recoverable amount of the cash-generating unit to which goodwill and intangible asset have been allocated, which is the higher of the value in use or fair value less costs of disposal. The value in use calculation requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future cash flows are less than expected, or change in facts and circumstances which results in downward revision of future cash flows or upward revision of discount rate, a material impairment loss or further impairment loss may arise.

As at April 30, 2021, the carrying amount of goodwill is HK$58,675 and the carrying amounts of intangible asset subject to impairment assessment under the same cash-generating unit was HK$40,411.

Fair value measurement of unquoted equity instruments

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss. The net gain or loss recognized in profit or loss includes any dividend or interest earned on the financial asset and is included in the “changes in fair value on financial assets measured at fair value through profit or loss” line item.

Certain of the Group’s unquoted equity instruments are measured at fair value with fair value being determined based on significant unobservable inputs using valuation techniques. Judgment and estimation are required in establishing the relevant valuation techniques and the relevant inputs thereof. Whilst management considers these valuations are the best estimates, the ongoing COVID-19 pandemic has resulted in greater market volatility and may cause further disruptions to the investees’ businesses, which have led to higher degree of uncertainties in respect of the valuations. Changes in assumptions relating to these factors could result in material adjustments to the fair value of these instruments.

In determining the fair value of unquoted equity instruments measured at fair value with fair value being determined based on significant unobservable inputs using valuation techniques, management relied in part on valuation reports prepared by independent valuers based on data management provided. These valuation reports provided management with guidelines in determining the fair value, but the determination was made by management.

The assumptions used to derive such fair values of unquoted equity instruments include the recent transaction price, probability of IPO, redemption and liquidation, the risk-free interest rate and expected volatility.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

6.	REVENUE

(i)	Disaggregation of revenue from contracts with customers

Year ended April 30, 2019

Segments	SpiderNet ecosystem solutions	Digital financial services	Total
	HK$	HK$	HK$
Types of services
SpiderNet ecosystem solutions services	5,883	—	5,883
Insurance brokerage services	—	8,671	8,671

Total	5,883	8,671	14,554

Timing of revenue recognition
A point in time	—	8,671	8,671
Over time	5,883	—	5,883

Total	5,883	8,671	14,554

Year ended April 30, 2020

Segments	SpiderNet Ecosystem solutions	Digital financial services	Total
	HK$	HK$	HK$
Types of services
SpiderNet ecosystem solutions services	157,678	—	157,678
Insurance brokerage services	—	9,869	9,869

Total	157,678	9,869	167,547

Timing of revenue recognition
A point in time	—	9,869	9,869
Over time	157,678	—	157,678

Total	157,678	9,869	167,547

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

6.	REVENUE - (CONTINUED)

(i)	Disaggregation of revenue from contracts with customers - (Continued)

Year ended April 30, 2021

Segments	SpiderNet Ecosystem solutions	Digital financial services	Total
	HK$	HK$	HK$
Types of services
SpiderNet ecosystem solutions services	184,095	—	184,095
Insurance brokerage services	—	11,721	11,721

Total	184,095	11,721	195,816

Timing of revenue recognition
A point in time	—	11,721	11,721
Over time	184,095	—	184,095

Total	184,095	11,721	195,816

(ii)	Transaction price allocated to the remaining performance obligation for contracts with customers

The expected timing of recognizing revenue for the transaction price allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at April 30, 2019, 2020 and 2021 are as follows:

	SpiderNet ecosystem solutions income
	2019	2020	2021
	HK$	HK$	HK$
Within one year	2,033	94,597	173,924
More than one year but not more than two years	—	46,224	62,111
More than two years	—	11,372	5,317

	2,033	152,193	241,352

7.	OPERATING SEGMENTS

Information reported to the Chief Executive Officer, being the chief operating decision maker (“CODM”), for the purposes of resource allocation and assessment of segment performance focuses on types of goods or services delivered or provided.

Specifically, the Group’s reportable segments under IFRS 8 are as follows:

(a)

The SpiderNet ecosystem solutions segment: The Group provides its institutional and corporate clients with exclusive, paid access to the AMTD SpiderNet ecosystem to enhance their investor communication, investor relations and corporate communication to potentially maximize their valuation;

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

7.	OPERATING SEGMENTS - (CONTINUED)

(b)	The digital financial services segment: The Group provides primarily corporate clients with insurance brokerage services; and

(c)

Corporate: The Group includes in the Corporate category (i) the digital media, content, and marketing business in which the Group creates and promotes digital solutions content by investing in and developing multimedia channels to provide users and audiences access to content medium through a comprehensive library of traditional and digital movies, podcasts, webinars and live videos offered by content providers and online media platforms since May 2020; and (ii) the investments in innovative technology companies which operate digital non-financial license businesses through strategic investments.

Segment revenues and results

The following is an analysis of the Group’s revenues and results by reportable segments:

For the year ended April 30, 2019

	SpiderNet ecosystem solutions	Digital financial services	Corporate	Consolidated
	HK$	HK$	HK$	HK$
Segment revenues
Revenue from external customers	5,883	8,020	—	13,903
Revenue from related parties	—	651	—	651

	5,883	8,671	—	14,554

Changes in fair value on financial assets measured at FVTPL	—	—	19,319	19,319

Segment profits	1,945	1,863	19,062	22,870

Unallocated other income				252
Unallocated other gains				1,132
Unallocated corporate expenses				(2,103)

Profit before tax				22,151

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

7.	OPERATING SEGMENTS - (CONTINUED)

Segment revenues and results - (Continued)

For the year ended April 30, 2020

	SpiderNet ecosystem solutions	Digital financial services	Corporate	Consolidated
	HK$	HK$	HK$	HK$
Segment revenues
Revenue from external customers	157,678	9,301	—	166,979
Revenue from related parties	—	568	—	568

	157,678	9,869	—	167,547

Changes in fair value on financial assets measured at FVTPL	—	—	43,592	43,592

Segment profits	140,134	4,765	43,291	188,190

Unallocated:
Other gains and losses				(5,586)
Corporate expenses				(557)

Profit before tax				182,047

For the year ended April 30, 2021

	SpiderNet ecosystem solutions	Digital financial services	Corporate	Consolidated
	HK$	HK$	HK$	HK$
Segment revenues
Revenue from external customers	176,628	11,157	—	187,785
Revenue from related parties	7,467	564	—	8,031

	184,095	11,721	—	195,816

Changes in fair value on financial assets measured at FVTPL	—	—	70,291	70,291

Segment profits	144,276	1,084	70,800	216,160

Unallocated:
Other gains and losses				(306)
Corporate expenses				(19,602)

Profit before tax				196,252

The accounting policies of the operating segments are the same as the Group’s accounting policies described in note 4. Segment profit represents the profit earned by each segment without allocation of other income, other gains and losses, corporate expenses, including central administration costs and directors’ emoluments. This is the measure reported to the CODM for the purposes of resource allocation and performance assessment.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

7.	OPERATING SEGMENTS - (CONTINUED)

Segment revenues and results - (Continued)

The CODM makes decisions according to operating results of each segment. No analysis of segment asset and segment liability is presented as the CODM does not regularly review such information for the purposes of resources allocation and performance assessment. Therefore, only segment revenue and segment results are presented.

Geographical information

During the years ended April 30, 2019 and 2020, the Group’s operations are located in Hong Kong. All of the Group’s revenue from external customers, based on the location of services, and the Group’s non-current assets, based on the location of assets, are allocated to Hong Kong.

During the year ended April 30, 2021, the Group’s operations are located in Hong Kong and Singapore. The Group’s revenue from external customers, based on the location of services, of HK$193,483 and HK$2,333 are allocated to Hong Kong and Singapore, respectively. The Group’s non-current assets, based on the location of assets, of HK$50 and HK$110,644 are allocated to Hong Kong and Singapore, respectively.

Note:	Non-current assets excluded financial instruments.

Information about major customers

Revenue from customers of the corresponding years contributing over 10% of the total sales of the Group are as follows:

	2019	2020		2021
	HK$	HK$		HK$
Customer A1	N/A	38,911		N/A	[3]
Customer B1	N/A	27,456		N/A
Customer C1	N/A	22,701		N/A	[3]
Customer D1	N/A	22,044		22,009
Customer E1	N/A	19,570		N/A	[3]
Customer F1	3,333	N/A	[3]	N/A	[3]
Customer G2	2,457	N/A	[3]	N/A	[3]

[1]	Revenue from SpiderNet ecosystem solutions segment
[2]	Revenue from SpiderNet ecosystem solutions segment and digital financial services segment
[3]	Revenue by this customer is less than 10% of the total revenue

In addition, the Company provided SpiderNet ecosystem solutions services to its non-controlling shareholders with revenue recognized of nil, HK$18,964 and HK$38,828 for the years ended April 30, 2019, 2020 and 2021, respectively.

8.	CHANGES IN FAIR VALUE ON FINANCIAL ASSETS MEASURED AT FVTPL

	2019	2020	2021
	HK$	HK$	HK$
Changes in fair value on financial assets at FVTPL	19,319	43,592	70,291

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

9.	OTHER INCOME

	2019	2020	2021
	HK$	HK$	HK$
Bank and other interest income	175	—	143
Government grant (note)	—	—	1,176
Others	77	—	4

	252	—	1,323

Note:

During the year ended April 30, 2021, the Group recognized government grants of HK$1,176 in respect of COVID-19-related subsidies relates to employment support programs provided by the Hong Kong and Singapore government.

10.	OTHER GAINS AND LOSSES, NET

	2019	2020	2021
	HK$	HK$	HK$
Net exchange gain (loss)	1,132	343	(377)
Recovery of accounts receivable written off	926	—	71
Change in fair value on derivative financial liabilities (note 23(iii))	—	(5,929)	—

	2,058	(5,586)	(306)

11.	INCOME TAX EXPENSE

	2019	2020	2021
	HK$	HK$	HK$
Hong Kong Profits Tax
- Current tax	731	23,715	25,455
- Overprovision in prior years	(124)	—	(20)
Deferred tax (note 22)	—	—	(824)

	607	23,715	24,611

Under the two-tiered profits tax rates regime in Hong Kong, the first HK$2 million of profits of the qualifying group entity is taxed at 8.25%, and profits above HK$2 million is taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime continue to be taxed at a flat rate of 16.5%.

Singapore CIT is calculated at 17.0% on the estimated assessable profit. No provision for taxation in Singapore has been made as the relevant group entities have no assessable profits during the years ended April 30, 2019, 2020 and 2021.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

11.	INCOME TAX EXPENSE - (CONTINUED)

The income tax expense for the year can be reconciled to the profit before tax per the consolidated statements of profit or loss and other comprehensive income as follows:

	2019	2020	2021
	HK$	HK$	HK$
Profit before tax	22,151	182,047	196,252

Tax at the domestic income tax rate of 16.5%	3,655	30,038	32,382
Tax effect of income not taxable for tax purpose	(3,209)	(7,820)	(16,719)
Tax effect of expenses not deductible for tax purpose	632	2,310	7,505
Tax effect of tax losses not recognized	—	—	1,565
Utilization of tax losses previously not recognized	(342)	(809)	—
Overprovision in prior years	(124)	—	(20)
Effect of different tax rates of subsidiaries operating in other jurisdictions	—	—	(70)
Others	(5)	(4)	(32)

Income tax expense for the year	607	23,715	24,611

The Group has unused tax losses of HK$4,906, nil and HK$9,795 at April 30, 2019, 2020 and 2021, available for offset against future profits, respectively. No deferred tax asset has been recognized in respect of these tax losses due to the unpredictability of future profit streams. The tax losses may be carried forward indefinitely.

12.	PROFIT FOR THE YEAR

Profit for the year has been arrived at after charging:

	2019	2020	2021
	HK$	HK$	HK$
Directors’ emoluments
Salaries, allowances and other benefits	—	2,041	4,420
Retirement benefit scheme contributions (note)	—	53	68
Staff costs
Salaries, allowances and other benefits	8,758	12,640	42,311
Retirement benefit scheme contributions (note)	411	434	1,227
Depreciation and amortization	—	—	4,896

Note:

The Group operates a Mandatory Provident Fund Scheme and Central Provident Fund Scheme for all qualifying employees in Hong Kong and Singapore, respectively. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

13.	EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to owners of the Company is based on the following data:

Earnings figures are calculated as follows:	2019	2020	2021
	HK$	HK$	HK$
Earnings for the purpose of basic and diluted earnings per share	17,601	151,362	177,865

Number of shares	2019	2020	2021
Weighted average number of ordinary shares for the purpose of basic earnings per share	36,800,000	40,152,697	52,919,515
Effect of dilutive potential ordinary shares-restricted ordinary shares (note 23)	—	—	7,185

Weighted average number of ordinary shares for the purpose of diluted earnings per share	36,800,000	40,152,697	52,926,700

The weighted average number of ordinary shares for the purpose of calculating basic earnings per share has been determined on the assumption that the Reorganization and share split became effective/completed on May 1, 2018.

14.	ACQUISITION OF A SUBSIDIARY

On August 3, 2020, the Group acquired 51% of the issued share capital of PolicyPal for a consideration of US$3,000 (equivalent to approximately HK$23,259) in cash and 702,765 of Class A ordinary shares of the Company. This acquisition has been accounted for using the acquisition method. The amount of goodwill arising as a result of the acquisition was HK$58,675. PolicyPal operates a digital insurance brokerage business under direct insurance and exempt financial adviser license issued by the Monetary Authority of Singapore (“MAS”) in relation to advising on investment products that are life policies and arranging of life policies in Singapore, other than for reinsurance. The acquisition of PolicyPal, which is included in the digital financial services segment, was in line with the Group’s digital financial services strategy.

Consideration transferred:

HK$
Cash	23,259
Equity instruments issued	67,664

Total	90,923

As part of the consideration for the acquisition of PolicyPal, 702,765 of Class A ordinary shares of the Company were issued. The fair value of the ordinary shares of the Company is determined with assistance from an independent valuation firm. Details of the movement of share capital are set out in note 23 (vi).

Acquisition-related costs amounting to HK$52 have been excluded from the consideration transferred and have been recognized as an expense, within the other expenses line item in the consolidated statement of profit or loss and other comprehensive income for the year ended April 30, 2021.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

14.	ACQUISITION OF A SUBSIDIARY - (CONTINUED)

Assets acquired and liabilities recognized at the date of acquisition:

HK$
Property, plant and equipment	30
Intangible asset	45,260
Accounts and other receivables	293
Bank balances and cash	43,988
Accounts and other payables	(18,597)
Deferred tax liabilities	(7,694)

63,280

The gross contractual amounts of those trade and other receivables acquired amounted to HK$293. The best estimate at the date of acquisition of the contractual cash flows not expected to be collected amounted to HK$nil.

The intangible asset represents the developed technology. Such intangible asset is amortized on a straight-line basis over 7 years.

Goodwill arising on acquisition:

HK$
Consideration transferred	90,923
Plus: non-controlling interests (49% in PolicyPal)	31,032
Less: net assets acquired	(63,280)

Goodwill arising on acquisition	58,675

The non-controlling interests (49%) in PolicyPal recognized at the acquisition date was measured at their proportionate share of net assets acquired.

Goodwill arose in the acquisition of PolicyPal because the cost of the combination included a control premium. In addition, the consideration paid for the acquisition effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce of PolicyPal. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible asset.

None of the goodwill arising on these acquisitions is expected to be deductible for tax purposes.

Net cash inflow on acquisition of PolicyPal:

HK$
Cash consideration paid	(23,259)
Less: cash and cash equivalents balances acquired	43,988

20,729

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

14.	ACQUISITION OF A SUBSIDIARY - (CONTINUED)

Impact of the acquisition on the results of the Group:

The profit of the Group for the year ended April 30, 2021 includes loss of HK$8,679 attributable from PolicyPal. Revenue of the Group for the year ended April 30, 2021 includes HK$2,333 attributable from PolicyPal.

Had the acquisition been completed on May 1, 2020, revenue for the year ended April 30, 2021 of the Group would have been HK$196,593, and profit for the year ended April 30, 2021 of the Group would have been HK$168,748. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on May 1, 2020, nor is it intended to be a projection of future results.

In determining the pro-forma revenue and profit of the Group had PolicyPal been acquired at the beginning of the current year, the directors of the Company have calculated depreciation of plant and equipment and amortization of intangible asset acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

15.	GOODWILL

HK$
COST
At April 30, 2020	—
Arising in acquisition of PolicyPal (note 14)	58,675

At April 30, 2021	58,675

For the purpose of impairment testing, goodwill has been allocated to a cash-generating unit, PolicyPal. The recoverable amount of PolicyPal has been determined based on value in use calculation which uses cash flow projections based on financial budgets approved by management covering a 5-year period, and pre-tax discount rate of 26.74%. Cash flows beyond the 5-year period are extrapolated using a steady 1.5% growth rate. Other key assumptions for the value in use calculation relate to the estimation of cash inflows/outflows which include budgeted sales and gross margin and such estimation is based on PolicyPal’s past performance and management’s expectations for the market development. Based on the result of the assessment, management of the Group determined that the recoverable amount of the cash-generating unit is higher than the carrying amount. As at April 30, 2021, the Company determined that there is no impairment of goodwill.

Management believes that any reasonably possible changes in any of these assumptions would not cause the carrying amount of PolicyPal to exceed its recoverable amount.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

16.	INTANGIBLE ASSET

Developed technology
HK$
COST
At April 30, 2020	—
Acquired on acquisition of PolicyPal (note 14)	45,260

At April 30, 2021	45,260

AMORTIZATION
At April 30, 2020	—
Charge for the year	4,849

At April 30, 2021	4,849

CARRYING VALUE
At April 30, 2019	—

At April 30, 2020	—

At April 30, 2021	40,411

There are no activities during fiscal years ended April 30, 2019 and 2020 in intangible asset. The above intangible asset represents the developed technology acquired as part of the PolicyPal acquisition. Such intangible asset is amortized on a straight-line basis over 7 years.

17.	PROPERTY, PLANT AND EQUIPMENT

Computer equipment
HK$
COST
At April 30, 2020	—
Acquisition of a subsidiary (note 14)	30
Additions	173

At April 30, 2021	203

DEPRECIATION
At April 30, 2020	—
Provided for the year	47

At April 30, 2021	47

CARRYING VALUES
At April 30, 2019	—

At April 30, 2020	—

At April 30, 2021	156

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

17.	PROPERTY, PLANT AND EQUIPMENT - (CONTINUED)

There are no activities during fiscal years ended April 30, 2019 and 2020 in property, plant and equipment. The property, plant and equipment are depreciated on a straight-line basis over their estimated useful lives as follows:

Computer equipment	5 years

18.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	2019	2020	2021
	HK$	HK$	HK$
Unlisted equity securities (note (i))	518,849	208,696	212,851
Movie income right investments (note (ii))	—	—	81,101

	518,849	208,696	293,952

Notes:

(i)

The Company classified certain equity securities as non-current when Company considered that these equity securities are held for long-term purposes and would realize their performance potential in the long run. During the year ended April 30, 2021, additions of financial assets at FVTPL of HK$8,435 was paid by the immediate holding company on behalf of the Group. The amount due to immediate holding company were netted-off with amount due from immediate holding company during the year ended April 30, 2021 and details of which are set out in note 28.

(ii)

As of April 30, 2021, the financial assets at FVTPL of the Group includes movie income right agreements with a production house, which is an independent third party, of HK$81,101. In accordance to the relevant agreements, the Group is entitled to certain percentage of the profit to be derived from the release of the films upon entering into the agreement. The Group may be required to further contribute to the film program due to the budget overruns. Any agreed further contribution to the film program due to the budget overruns of the film program by the Group will be recognized as cost of financial assets at FVTPL. Consideration for acquisition of movie income right investments of HK$29,893 has not yet been settled by the Group and such amount is recognized as liability for consideration payable for acquisition of movie income right investment included in accounts and other payables on the consolidated statements of financial position.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

19.	ACCOUNTS AND OTHER RECEIVABLES

	2019	2020	2021
	HK$	HK$	HK$
Commission receivable from insurance brokerage	7,756	4,104	2,766
Accounts receivable arising from the SpiderNet ecosystem solutions business	9,333	6,960	66,655

Total accounts receivable	17,089	11,064	69,421

Consideration receivables on disposal of financial assets at FVTPL	739	36,425	—
Prepayments (note (i))	4,675	4,720	8,158
Note receivable (note (ii))	—	—	4,165
Loan receivable (note (iii))	—	—	2,361
Deferred issue costs	—	—	7,970
Prepayment for subscription of bond instrument (note (iv))	—	—	11,452
Other receivables	16,707	52	674

Prepayments and other receivables	22,121	41,197	34,780

	39,210	52,261	104,201

Presented as:
Current	39,210	52,261	88,584
Non-current	—	—	15,617

	39,210	52,261	104,201

Notes:

(i)

As of April 30, 2021, prepayments mainly included employment incentive paid to the employees amounting to HK$6,852 which are paid at the beginning of the employment contracts, and repayable on a pro rata basis upon early termination of the employment contracts. Such amounts are amortized over the relevant period on a straight line basis accordingly.

(ii)

As of April 30, 2021, the amount represented a note receivable from an independent third party. The balance is unsecured, carried at fixed interest rate of 8% and repayable in 2 years. Such amount was paid by the immediate holding company on behalf of the Group.

(iii)	As of April 30, 2021, the amount represented a loan receivable from an independent third party. The balance is unsecured, carried at fixed interest rate of 8% and repayable in 1 year.
(iv)

As of April 30, 2021, the immediate holding company made a prepayment of HK$11,452 on behalf of the Group to an independent third party to subscribe for its bond instrument. Such amount was recorded as amount due to immediate holding company.

As at May 1, 2018, commission receivable from insurance brokerage and accounts receivable arising from the SpiderNet ecosystem solutions business from contracts with customers amounted to HK$7,911 and HK$4,000, respectively.

The Group allows a credit period of up to 15 days to its commission receivable arising from insurance brokerage business and a credit period of ranging from 0 to 90 days to its accounts receivable arising from the SpiderNet ecosystem solutions business for the demand note issued according to the payment schedules. As at April 30, 2019, 2020 and 2021, included in the Group’s accounts receivable balance were debtors with aggregate carrying amounts of HK$13,756, HK$4,104 and HK$2,766, which were past due as at the reporting date. At April 30, 2019, 2020 and 2021, out of the past due balances, HK$11,545, HK$1,404 and HK$2,334, respectively, had been past due 90 days or more. The management assessed that there have been

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

19.	ACCOUNTS AND OTHER RECEIVABLES - (CONTINUED)

no significant increase in credit risk nor default because of the background of the debtors and historical payment arrangement with these debtors. The Group does not hold any collateral over these balances.

Details of impairment assessment of trade and other receivables are set out in note 26b.

20.	ACCOUNTS AND OTHER PAYABLES

	2019	2020	2021
	HK$	HK$	HK$
Accounts payable arising from insurance brokerage	986	51	111
Consideration payable for acquisition of movie income right investments	—	—	29,893
Amount due to a former fellow subsidiary (note)	19,966	—	—
Other payables and accruals	262	374	1,003
Accrued issue cost	—	—	7,970

	21,214	425	38,977

Note:

As of April 30, 2019, the amount represented non-trade balance payable to a former fellow subsidiary, which become an independent third party on June 30, 2018. The balance is unsecured, interest-free and repayable on demand.

The average credit period for the accounts payable arising from insurance brokerage is 30 days.

21.	CONTRACT LIABILITIES

	2019	2020	2021
	HK$	HK$	HK$
SpiderNet ecosystem solutions income	367	60,998	70,313

Presented as:
Current	367	35,722	39,121
Non-current	—	25,276	31,192

	367	60,998	70,313

The Group had no contract liabilities as at May 1, 2018.

Contract liabilities are classified as current and non-current based on the Group’s earliest obligation to transfer services to the customers.

The following table shows how much of the revenue recognized relates to carried-forward contract liabilities.

	2019	2020	2021
	HK$	HK$	HK$
SpiderNet ecosystem solutions income
Revenue recognized that was included in the contract liability balance at the beginning of the year	—	367	35,722

Typical payment terms which impact on the amount of contract liabilities recognized are set out in note 6(ii).

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

22.	DEFERRED TAX LIABILITY

The following is the deferred tax liability recognized and movements thereon during the current year:

Intangible asset
HK$
At May 1, 2018, April 30, 2019 and April 30, 2020	—
Acquisition of a subsidiary (note 14)	7,694
Credited to profit or loss (note 11)	(824)

At April 30, 2021	6,870

23.	SHARE CAPITAL

For the purpose of presenting the combined capital of the Group prior to the completion of the Reorganization as disclosed in note 2, the balance at May 1, 2018 and April 30, 2019 represented the aggregate amount of share capital of AMTD DI I, AMTD DI III, AMTD BI, AMTD DM, AMTD RS and AMTD IS.

The share capital as at April 30, 2020 and 2021 represented the issued share capital of the Company.

	Class A Ordinary shares		Class B Ordinary shares		Total
	Number of shares	Share capital	Number of shares	Share capital	Number of shares	Share capital
		HK$		HK$		HK$
Ordinary shares of US$0.0001 each
Authorized
At April 30, 2020 and April 30, 2021	8,000,000,000	6,200,000	2,000,000,000	1,550,000	10,000,000,000	7,750,000

Issued and fully paid
At May 1, 2019	—	—	—	—	—	—
Issuance upon incorporation (note (i))	—	—	1	—	1	—
Share split (note (i))	—	—	9,999	—	9,999	—
Issuance of shares (note (ii))	9,500,000	7	38,790,000	30	48,290,000	37
Exercise of warrants (note (iii))	1,226,667	1	—	—	1,226,667	1

At April 30, 2020	10,726,667	8	38,800,000	30	49,526,667	38
Issuance of shares (notes (iv) and (viii))	17,350,000	13	—	—	17,350,000	13
Share-based compensation (note (v))	38,710	—	—	—	38,710	—
Acquisitions of subsidiaries (note (vi))	702,765	1	—	—	702,765	1
Transfer of shares (note (vii))	14,598,000	11	(14,598,000)	(11)	—	—

At April 30, 2021	43,416,142	33	24,202,000	19	67,618,142	52

Notes:

(i)

Upon the incorporation of the Company in September 2019, the Company issued one ordinary share to the controlling shareholder. In December 2019, the Company effected a 1-to-10,000 share split, following which one issued ordinary share was subdivided into 10,000 ordinary shares and re-designated as Class B ordinary share.

(ii)	On December 18, 2019, the Company issued 36,790,000 shares of Class B ordinary shares to the controlling shareholder at par value of US$0.0001 (equivalent to approximately HK$0.00078) for an

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

23.	SHARE CAPITAL - (CONTINUED)

aggregation consideration of US$4 (equivalent to approximately HK$29) in exchange for the equity in all the transferred subsidiaries as part of the reorganization.

Between December 31, 2019 and March 13, 2020, the Company issued 9,500,000 shares of Class A ordinary shares to third party investors and 2,000,000 shares of Class B ordinary shares to a non-controlling shareholder of the immediate holding company for an aggregate consideration of US$115,000 (equivalent to approximately HK$898,045).

(iii)

On December 19, 2019, the Company issued warrants to an independent third party for an aggregate consideration of US$1,500 (approximately equivalent to HK$11,742), with a total exercise price of US$10,000 (equivalent to approximately HK$77,963) for 3.23% equity interest of the Company which was recognized as derivative financial liabilities. The changes in fair value of the warrants from date of issuance to date of exercise amounting to HK$5,929 was recognized as a loss in the consolidated statement of profit or loss and other comprehensive income for the year ended April 30, 2020. On March 10, 2020, the warrant holder exercised the warrants in full and paid an amount of US$10,000 (equivalent to approximately HK$77,963) for 1,226,667 shares of Class A ordinary shares. It resulted in the increase in share capital of HK$1 and share premium of HK$95,633. As at April 30, 2020, the Company had no warrants outstanding.

(iv)

Between May 13, 2020 and August 3, 2020, the Company issued 350,000 shares of Class A ordinary shares to third party investors for an aggregate consideration of US$3,500 (equivalent to approximately HK$27,126).

(v)

On August 3, 2020, the Company granted 38,710 shares of Class A ordinary shares with an aggregated grant date fair value of HK$3,728, which has a vesting period of 3 years, to a personnel of the Company. A share-based payment expense amounting to HK$932 was recognized in the consolidated financial statements during the year ended April 30, 2021. As of April 30, 2021, no restricted shares are vested and there are 38,710 shares which are unvested and expected to vest. There were HK$2,796 of unrecognized share-based compensation expenses related to these unvested restricted shares which are expected to be recognized over a weighted-average period of 2.27 years as of April 30, 2021. The grant date fair value of the Class A ordinary shares is determined based on recent transaction price.

(vi)

The Company issued 702,765 Class A ordinary shares to certain shareholders of PolicyPal, together with a cash consideration, in exchange for 51% of the equity interest of PolicyPal Pte. Ltd on August 3, 2020. Details of the acquisition of subsidiary are set out in note 14.

(vii)

On June 26, 2020, the immediate holding company of the Company converted its 14,598,000 Class B ordinary shares to Class A ordinary shares. The immediate holding company then transferred its 2,441,000 Class A ordinary shares to AMTD Assets Alpha Group, a fellow subsidiary of the Company, 2,441,000 Class A ordinary shares to AMTD Education Group, a fellow subsidiary of the Company, and 9,716,000 Class A ordinary shares to AMTD International Inc. a fellow subsidiary of the Company, respectively.

(viii)

On March 8, 2021, the Company issued 8,500,000 Class A ordinary shares to AMTD Assets Alpha Group, a fellow subsidiary of the Company, and 8,500,000 Class A ordinary shares to AMTD Education Group, a fellow subsidiary of the Company, for cash considerations of US$85,000 (equivalent to approximately HK$659,923) and US$85,000 (equivalent to approximately HK$659,923), respectively.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

24.	NON-CONTROLLING INTERESTS

Share of net assets of subsidiaries
HK$
As May 1, 2018	23,167
Share of profit for the year	3,943

At April 30, 2019	27,110
Share of profit for the year	6,970
Acquisition of non-controlling interest of subsidiaries (note)	(34,080)

At April 30, 2020	—
Share of loss for the year	(6,224)
Exchange differences arising on translation of foreign operations	378
Acquisition of subsidiaries (note 14)	31,032

At April 30, 2021	25,186

Note:

As disclosed in note 2, in December 2019, AMTD Group acquired the remaining 20.87% equity interests in AMTD SCG from non-controlling shareholders. AMTD Group then transferred 100% equity interests in AMTD RS, AMTD RSG, AMTD IS and AMTD PISG from AMTD SCG to the Company. The non-controlling interests amounting to HK$34,080 which represented 20.87% of total net assets of AMTD RS, AMTD RSG, AMTD IS and AMTD PISG were reclassified into parent’s net investments as a deemed contribution from AMTD Group and constituted as non-cash transaction.

25.	CAPITAL RISK MANAGEMENT

The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of debt and equity balance. The Group’s overall strategy remained unchanged throughout the years ended April 30, 2019, 2020 and 2021.

The capital structure of the Group consists of net debt, which includes amounts due to its holding company and fellow subsidiaries disclosed in note 27, net of cash and cash equivalents, and equity attributable to owners of the Company, comprising issued share capital, retained earnings and capital reserves.

26.	FINANCIAL INSTRUMENTS

a	Categories of financial instruments

	2019	2020	2021
	HK$	HK$	HK$
Financial assets
Financial assets at FVTPL	518,849	208,696	293,952
Amortized cost	5,368,124	3,381,646	2,646,297

Financial liabilities
Amortized cost	5,770,234	2,237,272	48,088

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

26.	FINANCIAL INSTRUMENTS - (CONTINUED)

b.	Financial risk management objectives and policies

The Group’s major financial instruments include accounts receivable, other receivables, financial assets at FVTPL, bank balances and cash, fiduciary bank balances, amounts due from (to) immediate holding company and fellow subsidiaries, clients’ monies held on trust, accounts payable and other payables and accruals. Details of the financial instruments are disclosed in respective notes. The risks associated with these financial instruments include market risk (currency risk, interest rate risk and other price risk), credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The management of the Group manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Market risk

(i)	Currency risk

Certain transactions of the Group are denominated in foreign currencies which are different from the functional currency and therefore the Group is exposed to foreign currency risk. The Group currently does not have a foreign currency hedging policy. However, management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

For the entities of which their functional currency is HK$ while holding assets denominated in US$, the directors of the Company consider that as HK$ is pegged to US$, the Group is not subject to significant foreign currency risk from change in foreign exchange rate of HK$ against US$.

In the opinion of management of the Group, the expected change in foreign exchange rate will not have significant impact on the carrying amount of the foreign currency denominated monetary assets and liabilities, hence sensitivity analysis is not presented.

(ii)	Interest rate risk

The Group is also exposed to cash flow interest rate risk in relation to variable rate fiduciary bank balances and bank balances. The Group’s exposure to cash flow interest rate risk in relation to variable-rate fiduciary bank balances and bank balances is limited given the current market interest rates on bank deposits are relatively low and stable.

(iii)	Other price risk

The Group is exposed to equity price risk through its investments in equity securities measured at FVTPL. The Group invested in certain unquoted equity securities for investees operating in digital and technology industry sector for long term strategic purposes which had been measured as FVTPL. The Group has appointed a special team to monitor the price risk and will consider hedging the risk exposure should the need arise.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

26.	FINANCIAL INSTRUMENTS - (CONTINUED)

b.	Financial risk management objectives and policies - (Continued)

Market risk - (Continued)

Sensitivity analysis

The sensitivity analyzes have been determined based on the exposure to equity price risk at the reporting date. If the prices of the respective equity instruments had been 3% higher/lower, the pre-tax profit for the years ended April 30, 2019, 2020 and 2021 would increase/decrease by HK$2,589, HK$2,324 and HK$300, respectively, as a result of the changes in fair value of investments at FVTPL.

Credit risk and impairment assessment

Credit risk refers to the risk that the Group’s counterparties default on their contractual obligations resulting in financial losses to the Group. The Group’s credit risk exposures are primarily attributable to accounts receivable, other receivables, bank balances, fiduciary bank balances and amounts due from immediate holding company and fellow subsidiaries. The Group does not hold any collateral or other credit enhancements to cover its credit risks associated with its financial assets.

The Group performed impairment assessment for financial assets under ECL model. Information about the Group’s credit risk management, maximum credit risk exposures and the related impairment assessment, if applicable, are summarized as below:

Commission receivable arising from the insurance brokerage business and accounts receivable arising from the SpiderNet ecosystem solutions business

Before accepting any new customer, the Group uses an internal credit scoring system to assess the potential customer’s credit quality and defines credit limits by customer. Limits and scoring attributed to customers are reviewed twice a year. Other monitoring procedures are in place to ensure that follow-up action is taken to recover overdue debts. In this regard, the management considers that the Group’s credit risk is significantly reduced.

The Group has concentration of credit risk as 43%, 5% and 30% of the commission receivable arising from the insurance brokerage business due from the Group’s five largest customers as at April 30, 2019, 2020 and 2021, respectively. The Group has concentration of credit risk as 100%, 21% and 50% of the accounts receivable arising from the SpiderNet ecosystem solutions business due from the Group’s five largest customers as at April 30, 2019, 2020 and 2021, respectively. In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits and credit approvals.

In addition, the Group performs impairment assessment under ECL model on commission receivable from insurance brokerage with significant balances or credit-impaired and accounts receivable arising from the SpiderNet ecosystem solutions business individually. The remaining commission receivable are assessed collectively and grouped based on shared credit risk characteristics by reference to the Group’s past due status of outstanding balances, nature, size and industry of debtors and external credit ratings. The Company assesses the ECL of commission receivable arising from the insurance brokerage business based on historical observed default rates over the expected life of the debtors and

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

26.	FINANCIAL INSTRUMENTS - (CONTINUED)

b.	Financial risk management objectives and policies - (Continued)

Credit risk and impairment assessment - (Continued)

Commission receivable arising from the insurance brokerage business and accounts receivable arising from the SpiderNet ecosystem solutions business - (Continued)

forward-looking information that is available without undue cost or effort. For the years ended April 30, 2019, 2020 and 2021, the Group assessed the ECL for commission receivable arising from the insurance brokerage business and accounts receivable arising from the SpiderNet ecosystem solutions business to be insignificant and thus no loss allowance is recognized.

Fiduciary bank balances and bank balances

Credit risk on fiduciary bank balances and bank balances is limited because the counterparties are reputable banks with high credit ratings assigned by international credit agencies. The Group assessed 12m ECL for fiduciary bank balances and bank balances by reference to information relating to probability of default and loss given default of the respective credit rating grades published by external credit rating agencies. Based on the average loss rates, the 12m ECL on fiduciary bank balances and bank balances is considered to be insignificant and therefore no loss allowance was recognized.

Amounts due from immediate holding company and fellow subsidiaries

The Group regularly evaluates the business performance of the immediate holding company and fellow subsidiaries. The Group’s credit risks in these balances are considered low due to the strong financial positions of these entities. The management believes that there are no significant increases in credit risk of these amounts since initial recognition and the Group provided impairment based on 12m ECL. For the years ended April 30, 2019, 2020 and 2021, the Group assessed the ECL for amounts due from immediate holding company and fellow subsidiaries to be insignificant and thus no loss allowance is recognized.

Consideration receivables and other receivables

For consideration receivables and other receivables, the Group regularly reviews the recoverable amount of each individual debtor to ensure that adequate impairment losses are recognized for irrecoverable debts. The Group performs impairment assessment under ECL model on such consideration receivables and other receivables individually. The Group believes that there is no significant increase in credit risk of these amounts since initial recognition and the Group provided impairment based on 12m ECL. For the years ended April 30, 2019, 2020 and 2021, the Group assessed the ECL for consideration receivables and other receivables are insignificant and thus no loss allowance is recognized.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

26.	FINANCIAL INSTRUMENTS - (CONTINUED)

b.	Financial risk management objectives and policies - (Continued)

Credit risk and impairment assessment - (Continued)

Consideration receivables and other receivables - (Continued)

The Group’s internal credit risk grading assessment comprises the following categories:

Internal credit rating	Description	Commission receivable from insurance brokerage and accounts receivable arising from the SpiderNet ecosystem solutions business	Other financial assets
Low risk	The counterparty has a low risk of default and usually settled within credit period	Lifetime ECL-not credit-impaired	12-month ECL

Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources	Lifetime ECL-not credit-impaired	Lifetime ECL-not credit-impaired

Loss	There is evidence indicating the asset is credit-impaired	Lifetime ECL-credit-impaired	Lifetime ECL-credit-impaired

Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Group has no realistic prospect of recovery	Amount is written off	Amount is written off

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

26.	FINANCIAL INSTRUMENTS - (CONTINUED)

b.	Financial risk management objectives and policies - (Continued)

Credit risk and impairment assessment - (Continued)

Consideration receivables and other receivables - (Continued)

The table below details the credit risk exposures of the Group’s financial assets, which are subject to ECL assessment:

	Notes	Internal credit rating	12m ECL or lifetime ECL	2019 Gross carrying amount	2020 Gross carrying amount	2021 Gross carrying amount
				HK$	HK$	HK$
Financial assets at amortized costs
Commission receivable from insurance brokerage	19	(Note)	Lifetime ECL (provision matrix)	7,756	4,104	2,766
Accounts receivable arising from the SpiderNet ecosystem solutions business	19	(Note)	Lifetime ECL - not credit-impaired	9,333	6,960	66,655
Consideration receivables and other receivables	19	Normal risk	12-month ECL	17,446	36,477	674
Note receivable	19	Normal risk	12-month ECL	—	—	4,165
Loan receivable	19	Normal risk	12-month ECL	—	—	2,361
Amount due from immediate holding company	27	Normal risk	12-month ECL	1,740,393	2,352,472	2,138,708
Amounts due from fellow subsidiaries	27	Normal risk	12-month ECL	3,570,417	764,140	—
Cash and cash equivalents		Aa3	12-month ECL	5,764	196,210	416,420
Fiduciary bank balances		Normal risk	12-month ECL	17,015	21,283	14,548

				5,368,124	3,381,646	2,646,297

Note:

For commission receivable from insurance brokerage and accounts receivable arising from the SpiderNet ecosystem solutions business, the Group has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime ECL. The Group determines the ECL on commission receivable from insurance brokerage on a collective basis, grouped by internal credit rating. For accounts receivable arising from the SpiderNet ecosystem solutions business, the ECL is assessed on an individual basis.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

26.	FINANCIAL INSTRUMENTS - (CONTINUED)

b.	Financial risk management objectives and policies - (Continued)

Credit risk and impairment assessment - (Continued)

Consideration receivables and other receivables - (Continued)

The previously written off accounts receivable amounting to HK$926, nil and HK$71 had been recovered during the year ended April 30, 2019, 2020 and 2021, respectively.

The expected credit losses as at April 30, 2019, 2020 and 2021 were insignificant and no loss allowance was provided.

Liquidity risk

In managing the liquidity risk, the Group monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

The following table details the Group’s remaining contractual maturity for its financial liabilities. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group may be required to pay. The maturity dates for non-derivative financial liabilities are based on the agreed repayment dates.

Liquidity tables

	Weighted average interest rate	On demand or less than 1 month	Total undiscounted cash flows	Carrying amount
		HK$	HK$	HK$
At April 30, 2019
Non-derivative financial liabilities
Non-interest bearing
Accounts payable	—	986	986	986
Clients’ monies held on trust	—	3,181	3,181	3,181
Other payables and accruals	—	20,228	20,228	20,228
Amount due to immediate holding company	—	3,202,600	3,202,600	3,202,600
Amounts due to fellow subsidiaries	—	2,543,239	2,543,239	2,543,239

		5,770,234	5,770,234	5,770,234

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

26.	FINANCIAL INSTRUMENTS - (CONTINUED)

b.	Financial risk management objectives and policies - (Continued)

Liquidity risk - (Continued)

	Weighted average interest rate	On demand or less than 1 month	Total undiscounted cash flows	Carrying amount
		HK$	HK$	HK$
At April 30, 2020
Non-derivative financial liabilities
Non-interest bearing
Accounts payable	—	51	51	51
Clients’ monies held on trust	—	10,045	10,045	10,045
Other payables and accruals	—	374	374	374
Amount due to immediate holding company	—	281,282	281,282	281,282
Amounts due to fellow subsidiaries	—	1,945,520	1,945,520	1,945,520

		2,237,272	2,237,272	2,237,272

	Weighted average interest rate	On demand or less than 1 month	Total undiscounted cash flows	Carrying amount
		HK$	HK$	HK$
At April 30, 2021
Non-derivative financial liabilities
Non-interest bearing
Accounts payable	—	111	111	111
Clients’ monies held on trust	—	9,111	9,111	9,111
Consideration payable for acquisition of movie income right investments	—	29,893	29,893	29,893
Other payables and accruals	—	8,973	8,973	8,973

		48,088	48,088	48,088

c.	Fair value measurements of financial instruments

Some of the Group’s financial instruments are measured at fair value for financial reporting purposes. The management of the Company are responsible for determining the appropriate valuation techniques and inputs for fair value measurements.

In estimating the fair value, the Group uses observable market data to the extent it is available. Where Level 1 inputs are not available, the Group makes reference to the prices of recent transactions or engages third-party qualified valuers to perform the valuation.

The management of the Company works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. The management reports the findings to the board of directors of the Company to explain the cause of fluctuations in the fair value.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

26.	FINANCIAL INSTRUMENTS - (CONTINUED)

c.	Fair value measurements of financial instruments - (Continued)

(i)	Fair value of the Group’s financial assets that are measured at fair value on a recurring basis

The Group’s investments in private equity are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets are determined (in particular, the valuation technique(s) and inputs used).

Financial assets	Fair value as at			Fair value hierarchy	Valuation technique(s) and key inputs	Significant unobservable input(s)
	2019	2020	2021
	HK$	HK$	HK$

Financial assets at FVTPL - unlisted equity securities	86,301	77,464	9,990	Level 2	The fair values of unlisted equity investments are determined with reference to the recent transaction price of the investments.	N/A

	432,548	131,232	202,861	Level 3	Market approach - the option pricing model (“OPM”) backsolve approach was used to calculate the implied equity value of the investee. Once an overall equity value was determined, amounts were allocated to the various classes of equity based on the security class preferences. The inputs to the OPM backsolve approach are the recent transaction price for one component of the capital structure, probability of IPO, redemption and liquidation, the risk-free interest rate and expected volatility.	Expected volatility ranged from 34.2% to 68.5% taking into account peer companies’ volatility used by market participants when pricing the investment (note (i)).

Movie income right investments	—	—	81,101	Level 3	Income approach - in this approach, the discounted cash flow method was used to capture the present value of the expected future economic benefits to be derived from the investments in these movie income right investment, based on an appropriate discount rate.

Discount rate, taking

into account weighted

average cost of capital

(WACC) determined

using a Capital Asset

Pricing Model ranged

from 10.40% - 12.59%

(note (ii)), expected ticket sales performance and expected movie production costs.

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

26.	FINANCIAL INSTRUMENTS - (CONTINUED)

c.	Fair value measurements of financial instruments - (Continued)

(i)	Fair value of the Group’s financial assets that are measured at fair value on a recurring basis - (Continued)

Notes:

(i)

A change in the expected volatility used in isolation would result in a change in the fair value of the private equity investments. A 5% increase in the expected volatility holding all other variables constant would increase the carrying amount of the private equity investments by HK$295, HK$295 and HK$386 and decrease the carrying amount of the private equity investments by HK$604, HK$848 and HK$1,738 as at April 30, 2019, 2020 and 2021, respectively.

(ii)	A 5% increase/decrease in the discount rate holding all other variables constant would decrease/increase the carrying amount of the movie income right investments by HK$5,384 as at April 30, 2021.

Reconciliation of Level 3 fair value measurements

	Unlisted investments classified as equity instruments at FVTPL	Movie income right investments	Total
	HK$	HK$	HK$
At May 1, 2018	350,274	—	350,274
Total gains in profit or loss	3,786	—	3,786
Purchased	78,488	—	78,488

At April 30, 2019	432,548	—	432,548
Total gains in profit or loss	34,497	—	34,497
Disposals	(335,813)	—	(335,813)

At April 30, 2020	131,232	—	131,232
Total gains in profit or loss	70,344	647	70,991
Transfer from Level 2 to Level 3	77,464	—	77,464
Transfer from Level 3 to Level 1	(78,540)	—	(78,540)
Purchases	2,361	80,454	82,815

At April 30, 2021	202,861	81,101	283,962

The net unrealized gains of HK$3,786, HK$26,150 and HK$15,141 for the years included in profit or loss related to financial assets at FVTPL held at April 30, 2019, 2020 and 2021, respectively.

The investments of HK$77,464 were transferred from Level 2 to Level 3 category and the transfers are primarily attributable to changes in observability of valuation inputs in valuing these investments. Other than those disclosed above, there were no other transfer out of Level 2 and Level 3 during the year ended April 30, 2021.

The investments of HK$78,540 were transferred from Level 3 to Level 1 category and the transfers are primarily attributable to conversion of unlisted ordinary shares to the ordinary shares of the investee upon its listing on the Tokyo Stock Exchange on March 30, 2021. In April 2021,

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

26.	FINANCIAL INSTRUMENTS - (CONTINUED)

c.	Fair value measurements of financial instruments - (Continued)

(i)	Fair value of the Group’s financial assets that are measured at fair value on a recurring basis - (Continued)

the Company disposed of the aforesaid the equity investments for a cash consideration of HK$77,840, which resulted in an decrease in fair value of HK$700 from the date of transfer from Level 3 to Level 1 to the date of disposal. Other than those disclosed above, there were no other transfer out of Level 1 and Level 3 during the year ended April 30, 2021.

(ii)	Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis

The Company considers that the carrying amount of the Group’s financial assets and financial liabilities recorded at amortized cost in the consolidated financial statements approximate their fair values due to the short-term nature of these instruments. Such fair values have been determined in accordance with generally accepted pricing models based on a discounted cash flow analysis.

27.	RELATED PARTY DISCLOSURES

In addition to the transactions and balances disclosed elsewhere in the consolidated financial statements, the Group had the following significant related party transactions during the reporting period:

Relationship	Nature of transactions	2019	2020	2021
		HK$	HK$	HK$
Immediate holding company	Insurance brokerage services rendered	563	454	477
Immediate holding company	SpiderNet ecosystem solutions service rendered	—	—	7,467
Immediate holding company	Corporate expenses allocated	417	7,897	6,227
Fellow subsidiaries	Insurance brokerage services rendered	84	110	87
A fellow subsidiary	Disposal of an investment (note)	—	317,102	—
A related company	SpiderNet ecosystem solutions service rendered	—	—	5,000

Note:	On June 30, 2019, the Group disposed of an investment to a fellow subsidiary for cash consideration of HK$317,102 to streamline the businesses of the respective entities.

Compensation of key management personnel

The directors of the Company were considered to be the key management personnel of the Company. The remuneration of the directors of the Company is set out in note 12. The remuneration of key management personnel is determined with regard to the performance of individuals and market trends.

Centralized cash management and major non-cash transactions

Treasury functions of the Group are conducted centrally under AMTD Group and inter-company fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at AMTD Group level and allocates the funds to various entities within AMTD Group for their

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

27.	RELATED PARTY DISCLOSURES - (CONTINUED)

operations. In May and August 2019 and April 2021, certain entities within AMTD Group had entered into intercompany financing and offsetting agreements pursuant to which certain intercompany receivables and payables are to be netted-off for settlement purpose. These constituted material non-cash transactions. Amount due from immediate holding company, amount due to immediate holding company, amounts due from fellow subsidiaries and amounts due to fellow subsidiaries, which amounted to HK$249,968, HK$2,816,925, HK$3,452,383 and HK$385,490, respectively, were transferred or netted-off under these agreements during the year ended April 30, 2020.

Amount due from immediate holding company, amount due to immediate holding company, amounts due from fellow subsidiaries and amounts due to fellow subsidiaries, which amounted to HK$570,869, HK$352,595, HK$1,647,052 and HK$1,854,976, respectively, were transferred or netted-off under the agreement during the year ended April 30, 2021.

As at April 30, 2019, 2020 and 2021, the amounts due from (to) immediate holding company and fellow subsidiaries were unsecured, interest free and repayable on demand.

Details of impairment assessment of amounts due from immediate holding company and fellow subsidiaries are set out in note 26(b).

28.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	Amount due to immediate holding company	Amounts due to fellow subsidiaries	Amount due to a former fellow subsidiary	Total
	HK$	HK$	HK$	HK$
At May 1, 2018	626,962	2,456,220	—	3,083,182
Financing cash flows	2,575,638	87,019	19,966	2,682,623

At April 30, 2019	3,202,600	2,543,239	19,966	5,765,805
Financing cash flows	(104,393)	(212,229)	(19,966)	(336,588)
Non-cash transaction (note)	(2,816,925)	(385,490)	—	(3,202,415)

At April 30, 2020	281,282	1,945,520	—	2,226,802
Financing cash flows	71,313	(90,544)	—	(19,231)
Non-cash transaction (note)	(352,595)	(1,854,976)	—	(2,207,571)

At April 30, 2021	—	—	—	—

Note:

Pursuant to the offsetting agreements described in note 27, amount due to immediate holding company and amounts due to fellow subsidiaries, which amounted to HK$2,816,925 and HK$385,490, respectively, were transferred or netted-off with amounts due from immediate holding company and fellow subsidiaries under these agreements during the year ended April 30, 2020. Amount due to immediate holding company and amounts due to fellow subsidiaries, which

AMTD DIGITAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands of Hong Kong dollars (“HK$”) and U.S. dollars (“US$”), except for share and per share data)

28.	RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES - (CONTINUED)

amounted to HK$352,595 and HK$1,854,976, respectively, were netted-off with amounts due from immediate holding company and amounts due from fellow subsidiaries under these agreements during the year ended April 30, 2021.

29.	OTHER COMMITMENT

The Group entered into a binding term sheet in December 2019 with certain third parties to establish a consortium in which the Group expects to be the largest shareholder holding 35.2% of equity interest for a consideration of Singapore Dollar 79.2 million (equivalent to approximately HK$435,000). The consortium is expected to establish Singa Bank, a digital wholesale banking platform to be established to provide comprehensive services to small and medium-sized enterprises and corporate clients in Singapore. The consortium is actively pursuing digital banking opportunities in Singapore through Singa Bank. As of the date of this report, the launch of the Singa Bank is subject to the approval of the digital wholesale banking license from the MAS and other regulatory requirements.

In June 2020, the Group entered into a binding term sheet to acquire 55% equity interest in CapBridge Financial Pte. Ltd., which holds a capital markets services license in respect of dealing in capital markets products that are securities and a collective investment schemes license in Singapore, for a consideration of US$1,280 (equivalent to approximately HK$9,920) in cash and 3,878,000 of Class A ordinary shares of the Company. The proposed acquisition is subject to MAS’s final approval.

30.	REGULATORY REQUIREMENT

The Company’s insurance brokerage subsidiary, AMTD RSG, is subject to the Hong Kong Insurance Ordinance, which requires the maintenance of minimum net capital of HK$100. At April 30, 2019, 2020 and 2021, AMTD RSG was in compliance with this requirement.

31.	EVENTS AFTER THE REPORTING PERIOD

The Group has evaluated events subsequent to April 30, 2021 through August 30, 2021, the date on which the financial statements are available to be issued. There is no significant event subsequent to April 30, 2021.

32.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved by the board of directors and authorized for issue on August 30, 2021.